.8

08003677

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 10 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04837 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/9/08

Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

The summary of this document (unaudited) has been translated from the original Japanese document released on May 8, 2008 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Listing: Tokyo Stock Exchange
Stock Code: 8574
URL: http://www.promise.co.jp/english/ir/
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515

Date of General Meeting of Shareholders (Planned): June 24, 2008
Date of Payment of Dividends (Planned): June 25, 2008
Reporting Date of Financial Statement (Planned): June 25, 2008

(In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

1. Consolidated Financial Results for Fiscal Year Ended March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(1) Consolidated Operating Results

(Note: Percentages represent percentage changes from the previous fiscal year.)

	Operating income		Operating profit (loss)		Recurring profit (loss)		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2008	391,240	6.1	62,974	—	64,325	—	15,955	—
Year ended Mar. 31, 2007	368,915	(3.2)	(203,323)	—	(201,502)	—	(378,282)	—

	Net income (loss) per share	Diluted net income (loss) per share	ROE	Recurring profit to total asset ratio	Operating profit to operating income ratio
	Yen	Yen	%	%	%
Year ended Mar. 31, 2008	125.81	—	4.2	3.6	16.1
Year ended Mar. 31, 2007	(2,982.86)	—	(65.5)	(12.1)	(55.1)

Reference: Equity in net gain of affiliated companies Year ended Mar. 31, 2008: 1,938 million yen
Year ended Mar. 31, 2007: 945 million yen

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2008	2,019,055	418,885	18.8	2,991.03
Mar. 31, 2007	1,569,539	386,171	24.1	2,987.82

Reference: Shareholders' equity Mar. 31, 2008: 379,316 million yen Mar. 31, 2007: 378,910 million yen

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended Mar. 31, 2008	116,299	(126,465)	13,106	205,052
Year ended Mar. 31, 2007	86,587	(5,118)	(5,873)	139,853

2. Dividends

Record Dates	Cash dividends per share: Interim	Cash dividends per share: Year-end	Cash dividends per share: Total	Total cash dividends (Annual)	Payout ratio (Consolidated)	Dividends to net assets ratio (Consolidated)
	Yen	Yen	Yen	Millions of yen	%	%
Year ended Mar. 31, 2007	52.50	52.50	105.00	13,315	—	2.3
Year ended Mar. 31, 2008	20.00	20.00	40.00	5,072	31.8	1.3
Year ending Mar. 31, 2009 (Planned)	20.00	20.00	40.00		39.0	

3. Forecast for Fiscal Year Ending March 2009 (Apr. 1, 2008 – Mar. 31, 2009)

(Note: Percentages are year-on-year changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sep. 30, 2008	206,300	21.3	16,632	(3.3)	16,169	(11.4)	3,600	(69.7)	28.38
Year ending Mar. 31, 2009	397,979	1.7	41,013	(34.9)	40,964	(36.3)	13,000	(18.5)	102.50

Note: The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

4. Others

(1) Changes in significant subsidiaries during the fiscal year ended March 31, 2008.

(Changes in subsidiaries affecting the scope of consolidation): Yes

Newly consolidated subsidiaries: Two (SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD.)

Note: Please see "Company profile" on page 12 for more information.

(2) Revisions in accounting rules, procedures and presentations concerning preparation of consolidated financial statements (Revisions in significant items concerning the basis for preparing consolidated financial statements)

1. Revisions involving a change to accounting standards: Yes
2. Other revisions Yes

Note: Please see "4. Consolidated Financial Statements of (5) Basis of Presentation of Consolidated Financial Statements" on page 27 and "(6) Basis of Presentation of Consolidated Financial Statements (Changes in Accounting Practices)" on page 36 for more information.

(3) Number of shares outstanding (Common shares)

1. Shares issued and outstanding (including treasury stock)
   Year ended March 2008: 134,866,665 Year ended March 2007: 134,866,665
2. Treasury stock
   Year ended March 2008: 8,048,944 Year ended March 2007: 8,048,402

Note: Please see "Per share data" on page 59 for information concerning the number of shares used to calculate consolidated net income per share.

(Reference)

Non-Consolidated Financial Results

1. Non-Consolidated Financial Results for Fiscal Year Ended March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(1) Non-Consolidated Operating Results

(Notes: 1. Percentages represent percentage changes from the previous fiscal year.
2. In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit (loss)		Recurring profit (loss)		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2008	275,221	(8.2)	43,948	—	43,153	—	6,284	—
Year ended Mar. 31, 2007	299,910	(2.6)	(197,508)	—	(196,852)	—	(374,940)	—

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
Year ended Mar. 31, 2008	49.55	—
Year ended Mar. 31, 2007	(2,956.51)	—

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2008	1,395,821	352,036	25.2	2,775.92
Mar. 31, 2007	1,385,254	360,315	26.0	2,841.19

Reference: Shareholders' equity Mar. 31, 2008: 352,036 million yen Mar. 31, 2007: 360,315 million yen

2. Forecast for Fiscal Year Ending March 2009 (Apr. 1, 2008 – Mar. 31, 2009)

(Note: Percentages are year-on-year changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sep. 30, 2008	126,778	(8.6)	13,671	28.7	13,796	22.8	2,500	(46.2)	19.71
Year ending Mar. 31, 2009	242,858	(11.8)	31,659	(28.0)	32,094	(25.6)	9,000	43.2	70.96

Note: The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

1. Business Results

(1) Analysis of Business Results

1) Business Results for the fiscal Year

During the fiscal year ended March 31, 2008, the Japanese economy continued to recover until the middle of the year at a moderate pace, backed primarily by capital expenditures as corporate earnings remained strong. However, consumer spending was lackluster due to the termination of the fixed rate tax cut for individuals, slower growth in personal income, and concerns about the future, notably involving public sector pensions. Also there have been growing worries about the outlook for the Japanese economy. In particular, there have been concerns about the impact of a weakening U.S. economy due to the subprime loan crisis and the persistently high cost of petroleum and other raw materials.

In the consumer finance industry, companies continued to face an extremely challenging operating environment. Companies were significantly altering their business portfolios and restructuring operations by closing unprofitable branches, cutting workforces and taking other actions. These changes are forcing many small- and medium-sized consumer finance companies to shut down their operations. In addition, Japan's Money Lending Business Law became effective in December 2007. Major provisions of this law include tighter restrictions on loan collection activities, the establishment of a system for ordering companies to improve operations, and the establishment of the Japan Financial Services Association as a self-governing body for the consumer finance industry.

The Promise Group is taking many actions in response to the rapid changes in market conditions with the aim of becoming an organization that can provide services with No. 1 support of customers. The core strategies are rebuilding the consumer finance business and diversifying the profit structure. The objectives are to build a sound earnings base and establish new sources of growth.

Results for the fiscal year ended March 31, 2008 by business are as follows.

[1] Financing Business

There was a substantial decline in consumer loans outstanding at Promise Co., Ltd. (non-consolidated) due to the adoption of tighter credit scoring standards designed to improve loan portfolio quality, growth in loan losses due to an increase in interest repayment claims, and other factors. However, segment earnings benefited from the consolidation of SANYO SHINPAN FINANCE CO., LTD. (SANYO SHINPAN), and from higher earnings from loan guarantees and other peripheral businesses. Due to these factors, operating income in the financing business increased 6.6% to 383,998 million yen.

The major policies undertaken in the fiscal year ended March 31, 2008 are outlined below.

(Rebuilding the consumer finance business)

The Promise Group is rebuilding its consumer finance business with the aim of shifting to a profit structure that can be successful following the enactment of all provisions of the Money Lending Business Law.

Beginning on December 19, 2007, interest rates on loans to new customers have been lowered to an annual rate of 7.9% to 17.8%, which is within the range prescribed by the Interest Rate Restriction Law. By lowering interest rates prior to the required reduction, which is consistent with the intent of the Money Lending Business Law, Promise aims to earn the trust of customers and meet their expectations while quickly switching to a business model designed to operate under the new interest rate structure.

Promise is also reforming its cost structure. The processing of applications from automatic contract machines and other sources along with call center operations have been consolidated at two contact centers for Eastern and Western Japan. In another effort to streamline sales operations, Promise made changes to its nationwide branch network.

Regarding the Promise Group, the operations of subsidiaries QUOQLOAN INC. (now Tamport Co., Ltd.) and Sun Life Co., Ltd. have been downsized and all branches of these companies were closed. In addition, SANYO SHINPAN joined the Promise Group through a friendly takeover bid. The primary objectives of adding SANYO SHINPAN to the Group are to use the advantage of a greater scale of operations to establish a more powerful earnings base and to radically alter the Group's cost structure. Many initiatives are currently under way with the goal of rapidly capturing synergies among Group companies. More actions will be taken in collaboration with SANYO SHINPAN to further improve earnings in the consumer finance business as well as in the loan guarantee business, loan servicer business and other businesses.

(Diversifying profit structure)

The Promise Group is currently working on diversifying its profit structure and driving top line growth by integrating its own know-how with the strengths of alliance partners.

In the loan guarantee business, the Promise Group is focusing on increasing the amount of loans guaranteed, primarily by the increase in guarantees extended to Sumitomo Mitsui Banking Corporation (SMBC) and At-Loan Co., Ltd. In addition, SANYO SHINPAN has an extensive network of loan guarantee agreements with regional banks and other local financial institutions. At the end of March 2008, the Group's guaranteed loans outstanding totaled 423,230 million yen.

The Promise Group is currently building a new business model. In that model, the Group will use alliances and other forms of cooperation with companies in other industries for the purpose of entering business fields which serve a broader range of customer segments. The Promise Group is targeting the settlement needs associated with these business fields. The Group has already started offering settlement services associated with used car sales and e-commerce.

[2] Other Businesses

The Promise Group is using its business resources and expertise gained through its consumer finance business to develop an open network alliance business for its ATMs, to conduct telemarketing business and to develop systems for finance business. The Group is also expanding its business field. One new business is an Internet shopping mall operated by Cau-ichi Co., Ltd., which became a consolidated subsidiary during the fiscal year ended March 2008.

Owing to these factors, sales increased in the fiscal year ended March 31, 2008. However, lower commission income due to intense competition in Japan caused operating income from other business to decrease 16.3% to 7,242 million yen.

Total consolidated operating income increased 6.1% to 391,240 million yen. Earnings were impacted by extraordinary losses resulting mostly from the reorganization of finance subsidiaries in Japan and the streamlining of centralized customer service centers. However, these expenses were offset by measures to cut advertising expenses and other expense items. In addition, the fiscal year ended March 31, 2007 included an extraordinary loss resulting from a change in the method used to calculate allowance for losses on interest repayments, but this allowance did not amount in the fiscal year ended March 31, 2008. As a result, recurring profit was 64,325 million yen and net income was 15,955 million yen.

2) Outlook for the Fiscal Year Ending March 2009

There are growing concerns about the outlook for the Japanese economy in the fiscal year ending in March 2009. Many factors make the outlook unclear, including the weakening U.S. economy, the impact on earnings from the persistently high cost of crude oil and raw materials, the appreciation of the yen and some other factors. In the consumer finance industry, the number of interest repayment claims is remaining high, and there are also fears of acceleration in the reorganization of the industry: a process that may force weaker companies out of business. Consequently, the operating environment is expected to remain challenging.

In response to these challenges, the Promise Group is focusing on two priorities: "rebuild consumer finance business" and "diversify profit structure," while maintaining a strict compliance program. The Group will make efforts to sustain earnings growth.

Actions to integrate operations with those of SANYO SHINPAN will continue. Promise plans to make more progress in reforming its cost structure, primarily by integrating the IT systems of Promise and SANYO SHINPAN, by combining, closing and sharing sales and service channels, and by applying its workforce in the most efficient manner possible. In addition, actions will be taken to switch to a loan portfolio structured for the new operating environment that will follow the full enactment of the amendments to the Money Lending Business Law. These actions will include a continuation of measures to attract more creditworthy customers and to improve the loan recovery rate, primarily by providing counseling services. As part of measures to assemble this loan portfolio, SANYO SHINPAN has also conducted a review of its loan approval standards. As a result of this review, SANYO SHINPAN is using interest rates of 14.9% to 17.8%, which is within the scope allowed by the Interest Rate Restriction Law, for loans to new customers starting on April 21, 2008. Another goal is further growth in the loan guarantee and loan servicer businesses. In addition, Promise plans to diversify its profit structure by using alliances with companies in many industries to start entering new business fields. Through these actions, Promise is determined to build an operating framework that is consistently profitable.

For the fiscal year ending March 2009, Promise forecasts a consolidated operating income of 397,979 million yen, up 1.7%, a recurring profit of 40,964 million yen, down 36.3% and a net income of 13,000 million yen, down 18.5%.

(2) Analysis of Financial Position

1) Assets, liabilities, and net assets for the fiscal year ended March 31, 2008

Total assets increased 449,515 million yen to 2,019,055 million yen, primarily owing to the consolidation of SANYO SHINPAN and its group companies. This was mainly attributable to a increase of 255,900 million yen in consumer loans receivable, mostly unsecured loans, which are core business of the Promise Group. The increase was also attributable to additions of 65,767 million yen to installments receivable, to 60,060 million yen to goodwill and to 53,160 million yen to cash and deposits.

Total liabilities increased 416,802 million yen to 1,600,170 million yen mainly because of an increase in balance after fund adjustment due to the consolidation of SANYO SHINPAN and its subsidiaries.

Net assets increased 32,713 million yen to 418,885 million yen mainly because of a 32,307 million yen increase in minority interests.

2) Consolidated cash flows for the fiscal year ended March 31, 2008

Consolidated cash and cash equivalents at the end of the period under review increased 65,199 million yen, or 46.6% from the end of the previous fiscal year, to 205,052 million yen.

Net cash provided by operating activities was 116,299 million yen. The main causes were an 188,525 million yen decrease in consumer loans receivable and a 80,887 million yen decrease in the allowance for credit losses, which is nonfund item.

Net cash used in investing activities was 126,465 million yen. This was primarily the result of payments of 122,180 million yen for the purchase of shares of subsidiaries resulting from the change in scope of consolidation.

Net cash provided by financing activities was 13,106 million yen. There was a net increase of 51,613 million yen in bonds and a net decrease of 38,298 million yen in borrowings.

(3) Fundamental Policy for Distribution of Earnings and Dividends in the Fiscal Year Ended March 2008 and the Fiscal Year Ending March 2009

Promise regards the distribution of earnings to shareholders as one of its most important management duties. Accordingly, the Company is dedicated to rewarding shareholders by improving operating results based on a powerful operating base that is backed by a solid loan portfolio and business alliances.

Regarding the distribution of earnings, the fundamental policy is to pay a stable and consistent dividend while taking into account operating results, the market conditions and plans for future growth. The Company uses retained earnings mainly for the purposes of becoming more competitive and expanding business operations.

Based on this policy, the Company plans to pay a dividend per share of 40 yen applicable to the fiscal year ended March 31, 2008, the sum of an interim dividend of 20 yen and a year-end dividend of 20 yen.

In the fiscal year ending March 31, 2009, Promise plans to pay an annual dividend of 40 yen per share, the sum of interim and year-end payments of 20 yen each.

(4) Business Risks

The following is a discussion of the major factors which may to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included in order to provide greater disclosure for investors.

Being fully aware of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of March 31, 2008.

1) Legal Restrictions and Related Items

[1] Risks concerning restrictions on business activities

The consumer finance companies of the Promise Group have registered as money lending business companies and must comply with all provisions (prohibition of excessive lending, requirement to provide customers with written documents, restrictions on loan collection activities and others) as stipulated in Article 3 of the Money Lending Business Law. There are provisions for administrative measures (order to improve business operations, suspension of all or part of business operations, cancellation of money lending business registration) and criminal penalties for money lending companies that violate the law.

The Money Lending Business Law was passed in December 2006 for the purpose of radically altering the system of Japan's money lending business. The enactment of the law's provisions is divided into four stages, beginning in January and December 2007. Upcoming stages will impose limits on the total amount of loans that can be extended to a single borrower, tighter restrictions for new entrants to the money lending business and stricter regulations on business operations.

The consumer finance companies of the Promise Group are constantly working to improve compliance programs and to strengthen internal control systems. In the event that a group company is subject to an administrative action due to a violation caused by the Promise Group or the Group's executives or employees, there may be a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

Furthermore, amendments or other actions that tighten restrictions on the Group's business activities, and expenses required to comply with such restrictions could have a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

[2] Risks involving interest rates

The maximum interest rate under the Capital Subscription Law is 29.2%. All of the Group's consumer finance companies in Japan lend money at or below this interest rate.

The consumer finance companies of the Promise Group are also subject to the provisions of the Interest Rate Restriction Law. Article 1, Item 1 of this law states that monetary consumer loan contracts are invalid with regard to the portion that exceeds the maximum interest rate (annual rate of 20% for principal below 100,000 yen, 18% for principal of 100,000 yen or more but less than 1,000,000 yen, and 15% for principal of 1,000,000 yen or more). However, Article 43 of the Money Lending Business Control and Regulation Law states that the payment of this excess portion of interest is a valid loan repayment ("deemed repayment" hereafter) irrespective of Article 1, Item 1 of the Interest Rate Restriction Law in cases where certain conditions are met. These conditions include, but are not limited to, the voluntary payment of the excess portion by the borrower as loan interest, and the provision to the borrower of written documents prescribed in Articles 17 and 18 of the Money Lending Business Control and Regulatory Law.

However, when the recently passed Money Lending Business Law is fully enforced, the maximum lending rate of the Capital Subscription Law will be lowered to the same maximum interest rate prescribed by the Interest Rate Restriction Law. In addition, deemed repayments will be abolished. There are fears of a credit crunch in Japan's consumer loan market and these regulatory changes will cause consumer finance companies to increase their credit cost as well as to decrease their earnings.

In response, Promise revised its credit approval standards and began offering loans with interest rates of no more than 17.8% to new customers beginning on December 19, 2007. In addition, the Promise Group is currently reviewing its business strategies and taking many actions to generate earnings. However, the group may be forced to conduct additional business restructuring or to secure earnings. If these actions result in unplanned expenses, or if new amendments lower the maximum lending rate further, there may be a significant negative impact on the Promise Group's operations and performance.

[3] Risks involving additional losses on interest repayments

There are some portions in interest rates on loans receivable at the Promise Group's consumer finance companies which exceed the maximum interest rate prescribed by the Interest Rate Restriction Law. In recent years, there has been an increase in demand for the strict interpretation of the conditions required for the recognition of deemed repayments of the portion of interest that exceeds the maximum lending rate.

The required contents and stage during the loan application process when written documents must be provided by money lenders to borrowers are prescribed by law. In the worst case scenario, it is possible that the items in written documents provided to borrowers using an ATM on a tie-up network or the written documents provided to borrowers making a bank transfer could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. Moreover, since customers can borrow money as many times as they wish using revolving loans provided the customer stays within a certain upper limit and makes repayments if the amount is above a predetermined minimum, the consumer finance companies of the Promise Group have traditionally omitted the number of repayments and terms and amounts of repayments from their written documents. However, in accordance with a Supreme Court decision handed down in December 2005, when customers fills out the documents, consumer finance companies are required to put a tentative number of repayments, terms and amounts of repayments in the written documents they give to customers at the time of contracting loans even if it is a revolving loan. In addition, in January 2006, a ruling was made deeming invalid the special loan clause which allowed consumer finance companies to require a lump-sum repayment of the outstanding loan balance when installment payments were delayed. The ruling stated that requiring payments in excess of the legal interest rate under the Interest Rate Restriction Law was in practice involuntary and, therefore, did not qualify as "voluntary payment of interest" as stipulated in Article 43 of the Money Lending Business Control and Regulatory Law. In addition, a ruling deemed invalid Article 15, Item 2 of the enforcement rules of the Money Lending Business Control and Regulatory Law that allowed the substitution of the contract number for the date of the contract date on the receipt because it exceeded the scope of the authority of the law. The consumer finance companies of the Promise Group regard these rulings as a matter of the utmost importance. Accordingly, the Group has eliminated the special loan clause that allowed a Group company demand a lump-sum repayment of the outstanding balance when installment payments are late. In addition, the Group has altered the format of internally issued receipts to include the contract date and other relevant information. Nevertheless, when a customer uses the ATM of an alliance partner, there may be cases where the documents issued do not include all necessary information because measures have not been taken to provide for the provision of all services.

Furthermore, along with the increase in legal debt restructuring, there has been growth year after year in interest repayment claims of the portion of loan interest that exceeds the maximum interest rate stipulated by the Interest Rate Restriction Law. The Promise Group's consolidated interest repayments totaled 86,971 million yen as of the end of March 2008. In response, the Promise Group recalculated its allowance for losses on interest repayments. The recalculation included the portion of loan principal written off in conjunction with interest repayments. This process resulted in a provision of 467,169 million yen, including a provision of 183,281 million yen for the allowance for credit losses for the estimated write-off of principal associated with interest repayments. These additions to allowances provide protection for risks involving future interest repayments.

Nevertheless, if the interest repayment amount exceeds the expected amount or if the ongoing revision of related laws should not be in the Group's favor, interest repayments could have a significant negative impact on the Promise Group's performance.

[4] Risks involving other laws associated with money lending

The credit card business and consumer loan business of the Promise Group must comply with provisions of the Installment Credit Sales Law and all associated requirements (disclosure of business terms, provision of written documents and prevention of purchases that exceed a customer's ability to repay debts). Currently, there are discussions concerning amendments to this law that will further tighten requirements in order to protect consumers. Amendments that restrict business operations could have a negative impact on the Promise Group's performance.

The operations of the Promise Group are subject to many other laws and regulations as well. New laws or regulations that place restrictions on the Group's operations, or amendments to existing laws and regulations could have a negative impact on the Promise Group's performance depending on their contents.

2) Risk Regarding Multiple Indebtedness Problem and Loans Made to Consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (the Designated Mediator Law, the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), an increase in multiple indebtedness among individuals (including customers of the Promise Group) and an increase in the number of individuals seeking legal protection from creditors under personal bankruptcy have become social issues. Along with these developments, negative media reports concerning the multiple indebtedness problem and consumer finance companies, including the Promise Group, could have a negative impact on the Promise Group's performance.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies in order to enlighten and educate consumers and to financially support various related counseling services.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk, prevents an increase in multiple indebtedness among individuals, and seeks to lower the occurrences of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate, or if the quality of loans should suddenly worsen due to changes in the legal system, or if the number of people applying for bankruptcy or legal arbitration should increase, loan losses would increase more than provisions and such a situation could have a negative impact on the performance of the Promise Group.

3) Risk Regarding Handling of Personal Information and the Information Privacy Law

Because the core business of the Promise Group is consumer finance, in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and is shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external tampering and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of memory media that could be taken off the premises, such as CD-Rs. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent an information leak. In October 2006, Promise received the Privacy Mark from the Japan Information Processing Development Corporation (JIPDEC). This is certification that Promise has established a personal information protection system that conforms to the Japanese Industrial Standard JISQ 15001 personal information protection management system requirements.

Nevertheless, if for some reason a problem were to arise because of a leak of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the Private Information Protection Law came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to a competent authority if deemed necessary. In the event of a violation of this obligation, the controlling authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interest of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and its related guidelines. However, should some violation occur that results in administrative action being taken against the Group, or if its operations should be restricted by some future revision in the law, the consequences could have a negative impact on the Group's performance.

4) Risk Regarding New Market Entrants and Competition

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. Various plans for the further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances have been formed with banks, where joint ventures have been established, and where companies from other industries and foreign financial services companies have entered the market.

More companies from other industries are unlikely to enter the consumer finance market at this time because of the previously mentioned Money Lending Business Law and other regulations that place greater restrictions on moneylenders. However, should these regulations be liberalized and the number of new market entrants increase, or should a major capital tie-up, merger or acquisition be conducted by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

5) Risk Regarding Significant Litigation and Other Legal Proceedings

The Promise Group has business operations, primarily in the consumer finance business, in Japan and other countries. In conjunction with these operations, the Group may be subject to lawsuits or other legal proceedings initiated by business partners, customers, alliance partners, employees or others. It is difficult to predict the occurrence of lawsuits and other legal proceedings that name, or could name, Promise as a defendant or otherwise involved party. However, if such legal actions end with a result that is unfavorable for the Promise Group, there could be a negative impact on the Promise Group's performance.

6) Fund Raising and Interest Rates on Financing

The Promise Group uses a diverse range of fund procurement channels that include loans from financial institutions and other sources, the sale of bonds in Japan and other countries, and other activities. The Group uses interest rate caps and swaps to hedge risks associated with interest rate movements. To be prepared for sudden shifts in the fund procurement environment, the Group also maintains credit facilities as an alternative source of liquidity. Through these and other actions, the Promise Group is working on procuring funds in a consistent manner while holding down the cost of funds procured.

However, there may be a change in the willingness of financial institutions to extend loans to the Promise Group due to turmoil in financial markets, a downturn in the operating results of the Group, or some other reason. Furthermore, the fund procurement environment may become more difficult than expected due to an increase in interest rates on funds procured, a reduction in the credit rating of a Promise Group company, or some other negative development. These events may prevent the Group from procuring funds in a timely manner and raise the cost of fund raising activities, resulting in a negative impact on the Group's performance.

7) Effect of Decline in Stock Prices

The Promise Group holds marketable securities for the purpose of maintaining sound long-term relationships with business partners, financial institutions and other companies. In general, the prices of these securities are volatile. A significant decline in stock prices, depending on the magnitude of the downturn, may force the Promise Group to post losses on sales of securities and valuation losses that could have a negative impact on the Group's performance.

8) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

9) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed strategic business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). Promise and the SMFG Group will recognize both companies as strategic partners in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. In addition, the Promise Group had loans totaling 315,678 million yen from Sumitomo Mitsui Banking Corporation as of March 31, 2008.

However, should performance not proceed as planned due to a sudden change in the business climate or other factors, it might have a damaging influence on the performance of the Promise Group and a negative impact on loan transactions between the Promise Group and the SMFG Group. In addition, if there were changes in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

10) Country Risk

The Promise Group is developing business in overseas markets for the purpose of establishing a new earnings base.

It is possible that overseas Group companies could experience losses or face operating difficulties due to country risk factors of their resident country, such as market trends, existence of competitors, politics, economics, legal regulations, culture, religion, customs, exchange rates, or others. Should such a situation arise, it could impact negatively on the performance of the Promise Group.

11) Group Strategy and Performance Trends

The Promise Group will pursue its Group strategy under the business and capital alliances with the SMFG Group and cooperation with other business partners while taking into account various factors, including its operating environment. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

As part of this strategy, the Promise Group will seek to expand established businesses and enter new business fields in order to increase its corporate value. To accomplish this goal, the Promise Group has acquired other companies, enter into business alliances that include joint investments, and it will take similar actions in the future. These actions may have a temporary impact on the Group's earnings because of a large investment, amortization of goodwill, or other factors. When reaching decisions involving acquisitions and alliances, management will conduct an extensive due-diligence process that includes evaluations of the target company's performance and financial position, the contract terms, and other items in order to identify and avoid risks. However, the occurrence of contingent liabilities, unrecognized liabilities, and other problems may prevent the investment or alliance from producing the expected benefits. This could have a negative impact on the performance of the Promise Group.

2. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., eighteen consolidated subsidiaries, fourteen non-consolidated subsidiaries, three affiliated companies (including two accounted for by the equity method of consolidation), and two associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. Its primary business activity is the extension of small loans, unsecured by collateral or guarantees, to general consumers based on a simple credit investigation process (consumer finance business).

The Promise Group is currently building an operating framework which will use the entire Group's capacity to offer a comprehensive line of consumer finance services to many customer segments. In Japan, Promise Co., Ltd., SANYO SHINPAN FINANCE CO., LTD. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary), MOBIT CO., LTD. (equity-method affiliate), and Sumisho Pocket Finance Corporation (equity-method affiliate) are engaged in the consumer finance business. In addition, Cecile Credit Service Co., Ltd. (non-consolidated subsidiary) has a factoring for businesses loan, and Do Financial Service Co., Ltd. (consolidated subsidiary), POCKET CARD CO., LTD. (consolidated subsidiary) and AZ Card Co., Ltd. (consolidated subsidiary) are engaged in the sales finance business. Two companies that were engaged in the consumer finance business have stopped their loan operations: Sun Life Co., Ltd. (consolidated subsidiary) on November 1, 2007 and Tamport Co., Ltd. (consolidated subsidiary, formerly QUOQLOAN INC. until December 1, 2007) on December 1, 2007.

Overseas, there are consumer finance businesses operated by PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) in Hong Kong and PROMISE (THAILAND) CO., LTD. in Thailand.

In addition, Liang Jing Co., Ltd. (consolidated subsidiary) is engaged in the loan management and collection business in Taiwan.

Promise Co., Ltd., SANYO SHINPAN FINANCE CO., LTD., At-Loan Co., Ltd., MOBIT CO., LTD., POCKET CARD CO., LTD. and Sumisho Pocket Finance Corporation guarantee unsecured loans extended to individuals by financial institutions. Furthermore, PAL Servicer Co., Ltd. (consolidated subsidiary), Sanyo Shinpan Servicer Co., Ltd. (consolidated subsidiary) and SANYO ASSET MANAGEMENT CO., LTD. (consolidated subsidiary) are engaged in the loan management and collection business.

Other Businesses

In addition to the companies listed above, the Promise Group uses expertise gained through its core consumer finance business to conduct other financial businesses and peripheral financial businesses.

PAL Life Co., Ltd. (consolidated subsidiary) is a real estate company with operations that include building leasing, mainly at the PAL Building. Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services and computer system design, operation and development services to other Promise Group companies. CVC Co., Ltd. (non-consolidated subsidiary) is a comprehensive investigation company.

Overseas, PROMISE (TAIWAN) CO., LTD. (consolidated subsidiary), which provided credit appraisals and analysis for the loans of regional banks in Taiwan, was dissolved on April 30, 2007.

There are two companies classified as associated companies: Sumitomo Mitsui Banking Corporation, which is engaged in the banking business, and Sumitomo Mitsui Financial Group, Inc., which performs management, administration and related services for its group companies.

Related companies not contained in the above section and their business activities are listed below.

[Domestic subsidiary]	[Business description]
Asahi Enterprise Co., Ltd.	Holding of securities, operation, investment
All Japan Information Center Co., Ltd.	Holding of securities
Insite Corporation	Real estate related businesses

Car Conveni Club Co., Ltd.	Automobile maintenance and repairs, automotive body work
Index Create Co., Ltd.	Information provision services focused on delivery of mobile phones
POCKET DIRECT CO., LTD.	Insurance brokerage, merchandise sales
Sanyo Enterprise Co., Ltd.	Insurance brokerage
Cau-ichi Co., Ltd.	Information provision services using the Internet
Car-ichi Co., Ltd.	Automobile auctions
Car Life Net Co., Ltd.	Installation service for automotive parts
PAL Asset Limited Liability Intermediate Corporation	Title management for automobiles held as collateral
SUGUCOM Payment Service Co., Ltd.	(Preparing to begin operations) Payment agency business

[Overseas subsidiaries and affiliated company]	[Business description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds

(2) Promise Group Organization



Financing Business
Other Businesses
(Domestic companies)
Customers
Sumitomo Mitsui Banking Corporation (Associated company)
Sumitomo Mitsui Financial Group, Inc. (Associated company)
Business alliance
Consumer finance
Promise Co., Ltd. (The Company)
SANYO SHINPAN FINANCE CO., LTD. (Consolidated subsidiary)
At-Loan Co., Ltd. (Consolidated subsidiary)
Tamport Co., Ltd. (Consolidated subsidiary)
Sun Life Co., Ltd. (Consolidated subsidiary)
MOBIT CO., LTD. (Equity-method affiliate)
Sumisho Pocket Finance Corporation (Equity-method affiliate)
Credit card
POCKET CARD CO., LTD. (Consolidated subsidiary)
AZ Card Co., Ltd. (Consolidated subsidiary)
Do Financial Service Co., Ltd. (Consolidated subsidiary)
Loan management and collection
PAL Servicer Co., Ltd. (Consolidated subsidiary)
Sanyo Shinpan Servicer Co., Ltd. (Consolidated subsidiary)
SANYO ASSET MANAGEMENT CO., LTD. (Consolidated subsidiary)
Other finance
Secile Credit Service Co., Ltd. (Subsidiary)
Telemarketing and system development
Sales of loans
System development
Extension of credit to customers
Net Future Co., Ltd. (Consolidated subsidiary)
Real estate related
PAL Life Co., Ltd. (Consolidated subsidiary)
Insite Corporation (Subsidiary)
Automobile related
Car Conveni Club Co., Ltd. (Subsidiary)
Car-ichi Co., Ltd. (Subsidiary)
Car Life Net Co., Ltd. (Subsidiary)
Internet related
Cau-ichi Co., Ltd. (Consolidated subsidiary)
Index Create Co., Ltd. (Subsidiary)
Other business
Sanyo Enterprise Co., Ltd. (Subsidiary)
CVC Co., Ltd. (Subsidiary)
POCKET DIRECT CO., LTD. (Consolidated subsidiary)
Asahi Enterprise Co., Ltd. (Consolidated subsidiary)
All Japan Information Center Co., Ltd. (Subsidiary)
PAL Asset Limited Liability Intermediate Corporation (Subsidiary)
(Overseas companies)
Consumer finance
PROMISE (HONG KONG) CO., LTD. (Consolidated subsidiary)
PROMISE (THAILAND) CO., LTD. (Consolidated subsidiary)
Loan management and collection
Liang Jing Co., Ltd. (Consolidated subsidiary)
Other business
PROMISE (EUROPE) S.A. (Subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD. (Affiliated company)
PAL Investment (Cayman) Co., Ltd. (Subsidiary)

Notes: 1. PROMISE (TAIWAN) CO., LTD. is not shown in the chart because the company is being liquidated.
2. SUGUCOM Payment Service Co., Ltd. is not shown in the chart because the company is preparing to begin operations.

(3) Status of Consolidated Subsidiaries and Equity-method Affiliates

Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation				Notes
					Number of concurrent directors	Capital support	Type of business	Leased facilities	
Consolidated Subsidiaries									
SANYO SHINPAN FINANCE CO., LTD.	Hakata-ku, Fukuoka City Chiyoda-ku, Tokyo	16,268 million yen	Consumer finance	100.0 (100.0)	7 (3)	—	ATM network tie-up	Offices	1, 5, 6, 7
At Loan Co., Ltd.	Minato-ku, Tokyo	10,912 million yen	Consumer finance	50.0	4 (2)	—	ATM and other network tie-ups and guarantees on unsecured loans	—	1
Tamport Co., Ltd.	Kita-ku, Osaka	5,434 million yen	Consumer finance	100.0	6 (4)	—	Monetary loans	Offices	3
Sun Life Co., Ltd.	Takamatsu City, Kagawa	185 million yen	Consumer finance	100.0	3 (1)	—	Monetary loans	—	4
POCKET CARD CO., LTD	Minato-ku, Tokyo	11,268 million yen	Credit card	41.9 (41.9)	— (—)	—	ATM network tie-ups	—	1, 5, 7, 8
Do Financial Service Co., Ltd.	Minato-ku, Tokyo	1,000 million yen	Sales finance	100.0	3 (1)	Loans	—	—	—
AZ Card Co., Ltd.	Hakata-ku, Fukuoka City	400 million yen	Credit card	66.0 (66.0)	— (—)	—	ATM network tie-ups	—	7
PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	500 million yen	Loan management and collection	100.0	8 (4)	Debt guarantees	Bank deposit transactions	Offices	—
Sanyo Shinpan Servicer Co., Ltd.	Minato-ku, Tokyo	500 million	Loan management and collection	98.6 (98.6)	— (—)	—	—	—	7
SANYO ASSET MANAGEMENT CO., LTD.	Minato-ku, Tokyo	3 million	Loan management and collection	100.0 (100.0)	— (—)	—	—	—	7
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	3,000 million yen	Management of leased real estate	100.0	5 (3)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	390 million yen	Telemarketing, ATM management / administration and system development	100.0	4 (1)	—	System development	Offices	—
Asahi Enterprise Co., Ltd.	Chiyoda-ku, Tokyo	63 million	Investment in SANYO SHINPAN FINANCE CO., LTD	100.0	4 (2)	Loans	—	—	—

(Continued)

Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation				Notes
					Number of concurrent directors	Capital support	Type of business	Leased facilities	
POCKET DIRECT CO., LTD.	Minato-ku, Tokyo	40 million yen	Insurance brokerage, catalog sales	41.9 (41.9)	— (—)	—	—	—	7, 8
Cau-ichi Co., Ltd.	Minato-ku, Tokyo	240 million yen	Information provision services using the Internet	100.0 (100.0)	4 (2)	Debt guarantees and loans	—	—	7
PROMISE (HONG KONG) CO., LTD.	Hong Kong, China	HK$45,000 thousand	Consumer finance	100.0	3 (2)	Debt guarantees	—	—	—
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.0	4 (2)	—	—	—	—
PROMISE (THAILAND) CO., LTD.	Bangkok, Thailand	THB560,000 thousand	Consumer finance	100.0	2 (2)	Debt guarantees	—	—	—
Equity-method Affiliates									
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	20,000 million yen	Consumer finance	50.0 (5.0)	5 (2)	—	ATM network tie-ups	—	2, 7
Sumisho Pocket Finance Corporation	Minato-ku, Tokyo	1,000 million yen	Consumer finance	49.9 (49.9)	— (—)	—	—	—	7

Notes: 1. Special subsidiary
2. Jointly controlled company
3. Tamport Co., Ltd. changed its name from QUOQLOAN INC. on December 1, 2007 and terminated its loan business the same day.
4. Sun Life Co., Ltd. terminated its loan business on November 1, 2007.
5. The company submits a Securities Report (*Yuka Shoken Hokokusho*).
6. Consolidated subsidiary that accounts for more than 10% of consolidated operating income (after elimination of internal transactions), but where no earnings or other information is shown because the company submits a Securities Report (*Yuka Shoken Hokokusho*).
7. The figure in parentheses under "Number of concurrent directors" represents the number of directors within the Company serving in concurrent positions.
8. Categorized as a subsidiary even though ownership does not exceed 50% because the Promise Group has effective control.
9. The figure in parentheses under "percentage of voting rights" represents the percentage of indirectly owned voting rights.

(4) Status of Affiliated Companies

Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation				Notes
					Number of concurrent directors	Capital support	Type of business	Leased facilities	
Sumitomo Mitsui Financial Group, Inc.	Chiyoda-ku, Tokyo	1,420,877 million yen	Holding company	22.03 (22.03)	—	—	—	—	1, 2
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	664,986 million yen	Banking	22.03	—	—	Loan-related and deposit-related transactions and guarantees of unsecured loans	—	2

Notes: 1. The figure in parentheses under "percentage of voting rights" represents the percentage of indirectly owned voting rights.
2. The company submits a Securities Report (*Yuka Shoken Hokokusho*).

3. Management Policies

(1) Basic Management Policies

The Promise Group pursues its business based on the corporate philosophy of "Support affluent lifestyles and aim to be a trusted corporate citizen," "Target appropriate profit levels through efficient management and seek to achieve sustainable growth;" and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees."

By increasing its social contribution through higher levels of customer satisfaction and efforts to prevent multiple indebtedness among individuals, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

In line with these policies, the Promise Group is working to enhance and expand its consumer finance services, particularly in the retail sector. In addition, the Group is dedicated to earning the trust of customers and other stakeholders and meeting their expectations by executing a rigorous compliance program (adherence to ethical standards and laws and regulations), reinforcing internal control systems, and maintaining a firm commitment to corporate social responsibility. The objective is to maximize corporate value based on commitments to both earnings growth and corporate citizenship.

(2) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) and return on equity (ROE) as business performance indicators and targets improvement in these figures.

(3) Medium- and Long-Term Business Plan

As many industries in Japan are forced to enact structural reforms, the consumer finance industry has also entered a period of major changes. The Promise Group is responding with speed and flexibility to these changes with the objective of maximizing corporate value based on commitments to both earnings growth and corporate citizenship.

With regard to earnings, the Promise Group is rebuilding its consumer finance business primarily by improving the quality of loan portfolios while radically altering the cost structures. Another goal is making the loan guarantee business, loan servicer business and overseas operations, all established businesses, even more profitable. At the same time, the Group is aiming to diversify its profit structure by building a new business model that directly targets the settlement needs of customers.

Regarding social responsibilities, the Promise Group is building a stronger internal control system centered on compliance activities, reinforcing risk management systems, and establishing a sounder financial position. Furthermore, the Promise Group places limitations on multiple-debt holdings by customers and conducts corporate citizenship activities aimed at prospering with society. The goal is to be a highly trustworthy corporate group.

(4) Major Issues Facing the Company

Promise believes that the operating environment in the consumer finance industry will continue to be extremely challenging because the number of interest repayment claims remains high. Also there are fears that the Money Lending Business Law may cause earnings to fall and trigger a realignment of the industry that will force many companies to shut down.

In response, the Promise Group is leveraging its position as an industry leader to respond properly to the Money Lending Business Law and other related laws and regulations. Furthermore, the Group plans to shift to a profit structure that can secure earnings and establish new sources of growth based on the medium- to long- term management strategy.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness and the high number of interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to address these issues to both protect its customers and enable the sound development of the overall industry.

(5) Other Significant Issues Concerning Management

Not applicable

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
(Assets)								
I Current assets								
1 Cash and deposits	4		69,833			122,994		53,160
2 Notes and accounts receivable	1		3,013			612		(2,400)
3 Consumer loans receivable: Principal	2,3,4, 8,9		1,491,835			1,747,736		255,900
4 Installment receivables			—			65,767		65,767
5 Marketable securities			—			11,000		11,000
6 Purchased receivables			—			27,298		27,298
7 Short-term loans receivable	10		72,562			87,298		14,736
8 Deferred tax assets			59,648			46,058		(13,589)
9 Claim for indemnities			7,397			22,333		14,935
10 Other			33,512			36,365		2,853
Allowance for credit losses	12		(300,974)			(343,576)		(42,601)
Total current assets			1,436,828	91.5		1,823,888	90.3	387,060
II Fixed assets								
1 Property and equipment								
(1) Buildings and structures		31,013			35,652			
Accumulated depreciation		16,360	14,653		20,651	15,000		347
(2) Equipment, fixtures and vehicles		29,527			28,954			
Accumulated depreciation		21,424	8,102		23,213	5,740		(2,361)
(3) Land			50,491			50,845		354
(4) Construction in process			—			60		60
Total property and equipment, net			73,247	4.7		71,648	3.5	(1,599)
2 Intangible fixed assets								
(1) Software			8,090			16,888		8,797
(2) Goodwill			516			60,576		60,060
(3) Other			769			457		(312)
Total intangible fixed assets, net			9,376	0.6		77,922	3.9	68,545
3 Investments and advances								
(1) Investments in securities	4,5		37,652			28,389		(9,263)
(2) Deferred tax assets			664			2,357		1,693
(3) Other	4,6		11,770			14,849		3,078
Total investments and advances			50,086	3.2		45,596	2.3	(4,490)
Total fixed assets			132,711	8.5		195,166	9.7	62,455
Total assets			1,569,539	100.0		2,019,055	100.0	449,515

(Continued) (Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007) Amount	%	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008) Amount	%	Change Amount
(Liabilities)						
I Current liabilities						
1 Notes and accounts payable		109		12,128		12,019
2 Short-term borrowings	4	137,122		237,492		100,370
3 Current portion of long-term borrowing	4	130,986		189,195		58,209
4 Commercial paper		—		25,000		25,000
5 Bonds scheduled for redemption within one year		50,000		38,200		(11,800)
6 Accrued income taxes		1,095		6,196		5,101
7 Accrued bonuses to employees		3,565		4,047		481
8 Accrued bonuses to directors and corporate auditors		19		43		23
9 Allowance for point services		—		771		771
10 Accruals for debt guarantees		4,760		14,902		10,141
11 Allowance for losses on interest repayments		72,600		87,693		15,093
12 Allowance for business restructuring expense		—		6,076		6,076
13 Other		19,168		21,230		2,061
Total current liabilities		419,429	26.7	642,979	31.9	223,550
II Long-term liabilities						
1 Corporate bonds		190,000		336,720		146,720
2 Long-term loans payable	4	388,280		418,435		30,154
3 Deferred tax liabilities		3,846		157		(3,689)
4 Accrued severance indemnities for employees		1,510		4,005		2,495
5 Allowance for retirement benefits for directors and corporate auditors		436		339		(97)
6 Allowance for losses on interest repayments		178,410		196,194		17,784
7 Other		1,454		1,338		(115)
Total long-term liabilities		763,939	48.7	957,191	47.4	193,252
Total liabilities		1,183,368	75.4	1,600,170	79.3	416,802

(Continued) (Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
(Net assets)								
I Shareholders' equity								
1 Common stock			80,737	5.1		80,737	4.0	—
2 Capital surplus			138,413	8.8		138,413	6.8	(0)
3 Retained earnings			211,018	13.4		217,327	10.8	6,308
4 Treasury stock			(57,423)	(3.6)		(57,424)	(2.8)	(1)
Total shareholders' equity			372,747	23.7		379,054	18.8	6,306
II Revaluation and translation differences								
1 Net unrealized gain on securities			5,606	0.4		96	0.0	(5,509)
2 Net deferred hedge losses			(19)	(0.0)		(7)	(0.0)	12
3 Foreign currency translation adjustments			575	0.0		172	0.0	(403)
Total revaluation and translation adjustments			6,163	0.4		262	0.0	(5,900)
III Minority interests			7,261	0.5		39,568	1.9	32,307
Total net assets			386,171	24.6		418,885	20.7	32,713
Total liabilities and net assets			1,569,539	100.0		2,019,055	100.0	449,515

(2) Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008) Amount		%	Change Amount
I Operating income								
1 Interest on consumer loans			344,797			346,726		
2 Other financial revenues	1		159			755		
3 Sales			373			795		
4 Other			23,585			42,963		
Total operating income			368,915	100.0		391,240	100.0	22,324
II Operating expenses								
1 Financial expenses	2		15,453			20,197		4,744
2 Cost of sales			323			619		295
3 Other operating expenses								
(1) Advertising expenses		15,685			12,351			
(2) Provision for uncollectible loans		234,670			102,458			
(3) Credit losses		9,336			—			
(4) Accruals for point services		—			191			
(5) Provision for accruals for debt guarantees		3,808			7,997			
(6) Provision for losses on interest repayments		149,887			48,042			
(7) Loss on sales of credit		35,341			17,642			
(8) Employees' salaries and bonuses		26,820			29,813			
(9) Provision for bonuses		3,484			2,732			
(10) Net periodic benefit cost		2,069			4,436			
(11) Allowance for retirement accounts for directors and corporate auditors		78			74			
(12) Employee welfare expenses		3,616			4,162			
(13) Rent expenses		9,949			10,745			
(14) Depreciation		7,525			7,758			
(15) Fee expenses		22,070			29,613			
(16) Communications expenses		3,988			4,866			
(17) Amortization of goodwill		1,756			3,243			
(18) Other		26,372	556,462		21,320	307,448		(249,013)
Total operating expenses			572,239	155.1		328,265	83.9	(243,973)
Operating profit (loss)			(203,323)	(55.1)		62,974	16.1	266,298
III Non-operating income								
1 Interest and dividend income on investments		283			410			
2 Insurance money received and insurance dividends		147			196			
3 Equity in earnings of Tokumei Kumiai		66			164			
4 Equity in net gain of affiliated company		945			1,938			
5 Other		856	2,298	0.6	729	3,441	0.9	1,142
IV Non-operating expenses								
1 Interest expense		31			893			
2 Fee expenses		—			526			
3 Expense for relocation of offices		203			52			
4 Other		243	478	0.1	617	2,090	0.5	1,611
Recurring profit (loss)			(201,502)	(54.6)		64,325	16.4	265,828

(Continued) (Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
V Extraordinary income								
1 Net gain on sales of investments in securities		2,900			602			
2 Reversal of accruals for retirement benefits for directors and corporate auditors		—			485			
3 Reversal of accruals for debt guarantees		1,584			—			
4 Reversal of accruals for loss guarantees		220			—			
5 Other		10	4,714	1.3	21	1,109	0.3	(3,605)
VI Extraordinary losses								
1 Loss on sales or disposal of property and equipment	3	562			—			
2 Loss on disposal of property and equipment	4	—			1,306			
3 Loss on sales of property and equipment	5	—			166			
4 Impairment loss	6	11,910			1,842			
5 Loss on sales of credit	7	427			3,620			
6 Loss on valuation of investments in securities		5,598			4,027			
7 Loss on valuation of investments in subsidiaries	8	—			555			
8 Loss on sales of investments in subsidiaries		—			1,692			
9 Allowance for losses on interest repayments		174,943			—			
10 Loss on interest repayments for prior years		—			1,194			
11 Loss on business restructuring expenses	9	—			1,113			
12 Provision for losses on business restructuring expenses	10	—			4,861			
13 Other		86	193,528	52.5	467	20,848	5.3	(172,679)
Income (loss) before income taxes and minority interests			(390,316)	(105.8)		44,586	11.4	434,902
Income taxes								
Current		4,587			4,602			
Prior years		—			4,949			
Deferred		(11,882)	(7,295)	(2.0)	17,366	26,918	6.9	34,214
Minority interests in net income (loss) of consolidated subsidiaries			(4,738)	(1.3)		1,712	0.4	6,450
Net income (loss)			(378,282)	(102.5)		15,955	4.1	394,237

(3) Consolidated Statements of Changes in Net Assets

Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the fiscal year					
Cash dividends paid*			(6,657)		(6,657)
Cash dividends paid			(6,657)		(6,657)
Bonuses to directors and corporate auditors*			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(378,282)		(378,282)
Purchase of treasury stock				(4)	(4)
Sales of treasury stock		(0)		0	0
Changes of items other than shareholders' equity during the fiscal year–net					
Total changes during the fiscal year	—	(0)	(391,888)	(4)	(391,893)
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747

	Revaluation and translation adjustments				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total revaluation and translation adjustments		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the fiscal year						
Cash dividends paid*						(6,657)
Cash dividends paid						(6,657)
Bonuses to directors and corporate auditors*						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(378,282)
Purchase of treasury stock						(4)
Sales of treasury stock						0
Changes of items other than shareholders' equity during the fiscal year–net	(6,000)	(19)	466	(5,553)	(4,798)	(10,352)
Total changes during the fiscal year	(6,000)	(19)	466	(5,553)	(4,798)	(402,245)
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171

* Retained earnings items that were approved at the General Meeting of Shareholders held in June 2006.

Fiscal Year Ended March 2008 (Apr. 1, 2007 – Mar. 31, 2008) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747
Changes during the fiscal year					
Cash dividends paid			(9,194)		(9,194)
Decrease due to inclusion of a company in consolidation			(8)		(8)
Decrease due to exclusion of a company in consolidation			(441)		(441)
Net income			15,955		15,955
Purchase of treasury stock				(2)	(2)
Sales of treasury stock		(0)		1	0
Other			(1)		(1)
Changes of items other than shareholders' equity during the fiscal year—net					
Total changes during the fiscal year	—	(0)	6,308	(1)	6,306
Balance at March 31, 2008	80,737	138,413	217,327	(57,424)	379,054

	Revaluation and translation adjustments				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total revaluation and translation adjustments		
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171
Changes during the fiscal year						
Cash dividends paid						(9,194)
Decrease due to inclusion of a company in consolidation						(8)
Decrease due to exclusion of a company in consolidation						(441)
Net income						15,955
Purchase of treasury stock						(2)
Sales of treasury stock						0
Other						(1)
Changes of items other than shareholders' equity during the fiscal year—net	(5,509)	12	(403)	(5,900)	32,307	26,406
Total changes during the fiscal year	(5,509)	12	(403)	(5,900)	32,307	32,713
Balance at March 31, 2008	96	(7)	172	262	39,568	418,885

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)	Change
		Amount	Amount	Amount
I Operating activities				
1 Income (loss) before income taxes and minority interests		(390,316)	44,586	434,902
2 Depreciation and amortization		7,525	7,758	232
3 Impairment loss		11,910	1,842	(10,067)
4 Amortization of goodwill		1,756	3,243	1,486
5 Increase (decrease) in allowance for credit losses		165,509	(80,887)	(246,396)
6 Increase (decrease) in provision for bonuses		93	(152)	(246)
7 Increase in allowance for business restructuring expenses		—	4,861	4,861
8 Increase in accruals for debt guarantees		374	4,216	3,842
9 Increase (decrease) in allowance for losses on interest repayments		227,040	(38,069)	(265,109)
10 Increase (decrease) in provision for accrued severance indemnities		(537)	1,964	2,501
11 Increase (decrease) in allowance for retirement benefits for directors and auditors		14	(582)	(597)
12 Decrease in accruals for loss guarantees		(2,000)	—	2,000
13 Interest and dividend income		(283)	(410)	(126)
14 Interest expense		31	893	862
15 Equity in net gain of affiliated company		(945)	(1,938)	(993)
16 Net gain on sales of investments in securities		(2,900)	(602)	2,298
17 Loss on valuation of investments in securities		5,598	4,027	(1,570)
18 Loss on sales of investments in subsidiaries		—	1,692	1,692
19 Net loss on sales or disposal of property and equipment		562	1,472	910
20 Equity in earnings of Tokumei Kumiai		(66)	(164)	(98)
21 Decrease in consumer loans receivable: Principal		89,767	188,525	98,758
22 Decrease (increase) in notes and accounts receivable		2,241	(4,272)	(6,513)
23 Increase in claim for indemnities		(4,918)	(6,027)	(1,109)
24 Decrease (increase) in purchased receivables		5,170	(7,761)	(12,931)
25 Decrease (increase) in accounts payable		2,323	(1,413)	(3,737)
26 Other		(1,295)	(7,298)	(6,003)
Subtotal		116,655	115,504	(1,150)
27 Interest and dividend income		293	422	128
28 Interest expense		(31)	(893)	(862)
29 Income taxes paid		(30,329)	(3,095)	27,234
30 Income taxes refunded		—	4,361	4,361
Net cash provided by operating activities		86,587	116,299	29,711

(Continued)

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008) Amount	Change Amount
II Investing activities				
1 Payment for purchase of property and equipment		(2,223)	(1,657)	566
2 Proceeds from sales of property and equipment		77	239	161
3 Payment for purchase of intangible fixed assets		(2,775)	(4,166)	(1,390)
4 Payment for purchase of investments in securities		(27)	—	27
5 Proceeds from sales of investments in securities		3,801	1,259	(2,541)
6 Payment for purchase of shares of subsidiaries		(5,117)	(1,808)	3,308
7 Payment for purchase of shares of subsidiaries resulting from the change in scope of consolidation	2	—	(122,180)	(122,180)
8 Proceeds from sales of shares of subsidiaries		—	799	799
9 Increase in loans		(150)	(3,755)	(3,605)
10 Decrease in loans		77	582	505
11 Decrease in other investments		1,218	4,222	3,003
Net cash used in investing activities		(5,118)	(126,465)	(121,346)
III Financing activities				
1 Net repayment of commercial paper		(20,000)	9,000	29,000
2 Proceeds from short-term debt		164,367	286,875	122,508
3 Repayments of short-term debt		(148,679)	(202,902)	(54,222)
4 Proceeds from long-term debt		153,893	54,661	(99,231)
5 Repayments of long-term debt		(143,198)	(176,933)	(33,734)
6 Proceeds from issuance of bonds, net of expenses		59,683	104,713	45,029
7 Redemption of bonds		(55,000)	(53,100)	1,900
8 Proceeds from sales of treasury stock		0	0	0
9 Increase in treasury stock		(4)	(2)	2
10 Cash dividends paid		(13,315)	(9,206)	4,109
11 Repurchase of stocks from minority shareholders		(3,619)	—	3,619
Net cash provided by (used in) financing activities		(5,873)	13,106	18,980
IV Effect of exchange rate changes on cash and cash equivalents		91	(55)	(146)
V Net increase in cash and cash equivalents		75,686	2,885	(72,800)
VI Cash and cash equivalents at beginning of the year		63,851	139,853	76,001
VII Effect of the increase in scope of consolidated subsidiaries		314	63,761	63,446
VIII Effect of the decrease in scope of exclusion of consolidated subsidiaries		—	(1,448)	(1,448)
IX Cash and cash equivalents at end of the year	1	139,853	205,052	65,199

(5) Basis of Presentation of Consolidated Financial Statements

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
1. Scope of Consolidation 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. PROMISE (THAILAND) CO., LTD. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future, which is the surviving company. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the fiscal year ended March 31, 2007.	**1. Scope of Consolidation** 1) Number of Consolidated Subsidiaries: 18 Company Name [Domestic]: Tamport Co., Ltd. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. Do Financial Service Co., Ltd. Asahi Enterprise Co., Ltd. SANYO SHINPAN FINANCE CO., LTD. POCKET CARD CO., LTD. AZ Card Co., Ltd. Sanyo Shinpan Servicer Co., Ltd. SANYO ASSET MANAGEMENT CO., LTD. POCKET DIRECT CO., LTD. Cau-ichi Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (THAILAND) CO., LTD. Due to the increased materiality of its business operations, Do Financial Service Co., Ltd., and Cau-ichi Co., Ltd. have been included in the scope of consolidation commencing with the fiscal year ended March 31, 2008. Newly consolidated subsidiaries that were included in consolidation effective from the fiscal year under review due to the acquisition of their stock by the Company Asahi Enterprise Co., Ltd. SANYO SHINPAN FINANCE CO., LTD. POCKET CARD CO., LTD. AZ Card Co., Ltd. Sanyo Shinpan Servicer Co., Ltd. SANYO ASSET MANAGEMENT CO., LTD. POCKET DIRECT CO., LTD. PROMISE (TAIWAN) CO., LTD., is excluded from the consolidation, effective from the fiscal year under review, as the subsidiary was liquidated and its results are insignificant in the context of the consolidated financial statements. Effective December 1, 2007, QUOQLOAN INC. changed its name to Tamport Co., Ltd. (Additional Information) Information on the profiles of special purpose companies and the brief descriptions of transactions whose disclosure is required is provided in the section on "Information on Special Purpose Companies Included in Disclosure."

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
	Effective from the current consolidated fiscal year, the Company has adopted Accounting Standards Board of Japan's "Guidance on Accounting standard for Disclosure Related to Certain Special Purpose Companies," (Guidance No. 15 of March 29, 2007).
2) Major Non-Consolidated Subsidiary PROMISE (EUROPE) S.A. (Reason for exclusion from consolidation) The remaining non-consolidated subsidiaries were not consolidated because their aggregate amount of total assets, operating income, net income (amount corresponding to ownership), and retained earnings (amount corresponding to ownership) were not material to the consolidated financial statement.	2) Major Non-Consolidated Subsidiary (No change) (Reason for exclusion from consolidation) (No change)
2. Application of Equity Method 1) Number of Companies to which Equity Method Has Been Applied: 1 Company Name MOBIT CO., LTD.	**2. Application of Equity Method** 1) Number of Companies to which Equity Method Has Been Applied: 2 Company Name MOBIT CO., LTD. Sumisho Pocket Finance Corporation Effective from the fiscal year under review, Sumisho Pocket Finance Corporation, an affiliate of SANYO SHINPAN FINANCE CO., LTD., is included in affiliates accounted for by the equity method, as SANYO SHINPAN became a consolidated subsidiary.
2) The equity method was not applied to non-consolidated subsidiary, PROMISE (EUROPE) S.A. and affiliated company, NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their net income and retained earnings (amount corresponding to ownership) were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the consolidated financial statement.	2) (No change)
3) The fiscal year-end of the Company applied the equity method coincides with the fiscal year-end of the consolidated financial statement.	3) (No change)

<table>
<tr><th>Fiscal Year Ended Mar. 2007
(Apr. 1, 2006 – Mar. 31, 2007)</th><th>Fiscal Year Ended Mar. 2008
(Apr. 1, 2007 – Mar. 31, 2008)</th></tr>
<tr><td>3. Fiscal Year-End of Consolidated Subsidiaries
Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows:

Company Name / Fiscal Year-End
PROMISE (HONG KONG) CO., LTD. — December 31
Liang Jing Co., Ltd. — December 31
PROMISE (TAIWAN) CO., LTD. — December 31
PROMISE (THAILAND) CO., LTD. — December 31

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.</td><td>3. Fiscal Year-End of Consolidated Subsidiaries
Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows:

Company Name / Fiscal Year-End
Cau-ichi Co., Ltd. — December 31
PROMISE (HONG KONG) CO., LTD. — December 31
Liang Jing Co., Ltd. — December 31
PROMISE (THAILAND) CO., LTD. — December 31
POCKET CARD CO., LTD. — February 29
POCKET DIRECT CO., LTD. — February 29

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.</td></tr>
<tr><td>4. Summary of Significant Accounting Policies
1) Standards and Methods for Valuing Assets
(1) Investment securities
Other securities
a. Marketable Other securities are stated at market value as of the fiscal year-end.
Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method.
b. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.
(2) Derivatives
Derivatives are stated at market value.
(3) ―――</td><td>4. Summary of Significant Accounting Policies
1) Standards and Methods for Valuing Assets
(1) Investment Securities
(No change)

(2) Derivatives
(No change)
(3) Purchased receivables
Purchased receivables are stated at specific cost method.</td></tr>
</table>

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
2) Method of Depreciation of Material Depreciable Assets (1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment, fixtures and vehicles: 2–20 years	2) Method of Depreciation of Material Depreciable Assets (1) Property and equipment Buildings (excluding fixtures) a. Depreciation on property and equipment acquired before and on March 31, 1998, is computed by the former declining-balance method. b. Depreciation on property and equipment acquired on April 1, 1998, through March 31, 2007, is computed primarily by the former straight-line method. c. Depreciation on property and equipment acquired on and after April 1, 2007, is computed primarily by the straight-line method. Assets, excluding buildings a. Depreciation on assets, excluding buildings, acquired before and on March 31, 2007, is computed by the former declining-balance method. b. Depreciation on assets, excluding buildings, acquired on and after April 1, 2007, is computed by the declining-balance method. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years (Changes in accounting policy) Effective from the fiscal year under review, in accordance with revision of the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6, March 30, 2007) and the Cabinet Order (Cabinet Order No. 83 of March 30, 2007) for the partial revision of the Corporation Tax Law Enforcement Guidance in the fiscal year ended March 31, 2007, depreciation on property and equipment acquired on and after April 1, 2007, is computed in accordance with the provisions of the revised Corporation Tax Law. The effect of this change on the profit / loss is insignificant. (Additional information) Effective from the fiscal year under review, the residual value of assets after maximum permissible depreciation, acquired before and on March 31, 2007, is depreciated by the straight-line method over a period of five years, starting from the next year in which depreciation is completed. The effect of this change on profit/loss is insignificant.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(2) Intangible fixed assets Intangible fixed assets are amortized using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.	(2) Intangible fixed assets (No change)
3) Method of Transaction of Deferred Assets (1) Bond issue expenses Bond issue expenses are charged to the entire amount expensed as incurred. (2) ――――――	3) Method of Transaction of Deferred Assets (1) Bond issue expenses (No change) (2) Stock delivery expenses Stock delivery expenses are charged to the entire amount expensed as incurred.
4) Accounting Basis for Allowances (1) Allowance for credit losses The allowance for credit losses is provided at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding. In addition, overseas consolidated subsidiaries provided the reserve in amounts based on the probability of collection. (2) Accrued bonuses to employees To provide bonuses to employees at the end of the fiscal year, the Company provides an allowance for that fiscal year portion based on the expected amount. (3) Accrued bonuses to directors and corporate auditors To provide bonuses to directors and corporate auditors, the Company provides an allowance for that fiscal year portion based on the expected future payment amount. (Changes in accounting policy) Effective from the fiscal year under review, the Companies have adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). As a result, operating loss, recurring loss, and loss before income taxes and minority interests in the fiscal year increased by 19 million yen each compared with the amounts that would have been reported if the previous standards had been applied consistently.	4) Accounting Basis for Allowances (1) Allowance for credit losses Concerning general loans, the allowance for credit losses for consumer loans outstanding is provided based on the actual loss rate. Concerning specific loans including doubtful credit losses, each uncollectible debt is accounted based on the probability of collection. In addition, overseas consolidated subsidiaries provided the reserve in amounts based on the probability of collection. (2) Accrued bonuses to employees (No change) (3) Accrued bonuses to directors and corporate auditors To provide bonuses to directors and corporate auditors, the Company provides an allowance for that fiscal year portion based on the expected future payment amount.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(4) ————	(4) Allowance for point services To provide for liabilities related to bonus points issued to cardholders (in accordance with the bonus points system for promoting the use of cards) by certain consolidated subsidiaries, the Company provides an allowance equivalent to the estimated cost of redemption of bonus points during the fiscal year under review.
(5) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	(5) Accruals for debt guarantees (No change)
(6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the fiscal year under review, the Company and certain subsidiaries changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company and certain subsidiaries recorded 174,943 million yen (provision for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the provision for losses on interest repayments applicable to principal of consumer loans receivable, 167,750 million yen of estimated interest repayments was included in the allowance for credit losses.	(6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(7) ————	(7) Allowance for business restructuring expenses To provide for losses resulting from the reorganization of the branch network in accordance with the scrap-and-build programs of certain subsidiaries, the Company provides an allowance equivalent to estimated losses as of the fiscal year under review.
(8) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(8) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. Certain consolidated subsidiaries amortize actuarial differences lump sum in the year following the year in which they are recognized. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(9) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(9) Allowance for retirement benefits for directors and corporate auditors (No change)
5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot rate prevailing on the balance sheet date. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments under the net assets section on the consolidated balance sheet.	5) Foreign Currency Translations (assets and liabilities denominated in foreign currencies) (No change)
6) Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	6) Lease Transactions (No change)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
7) Hedging (1) Hedge accounting method The Companies use deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	7) Hedging (1) Hedge accounting method The Companies use the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate cap agreements and interest rate swap agreements that meet specified conditions. The specific allocation method is used to account for interest rate swap agreements that qualify for accounting treatment under this method.
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	(2) Hedging instruments and hedging targets a. Hedges related to interest rates Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment) b. Hedges related to currency Hedging instruments: Currency swap agreements Hedging targets: Foreign currency denominated bonds
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged. Certain consolidated subsidiaries do not assess the effectiveness of interest rate swaps agreements accounted for by the exceptional accrual method.
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Companies' Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors. Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.	(5) Risk management system (No change)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
8) Other Material Items in Basis of Presentation of Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate. (2) Other operating income a. Loan guarantee revenues Booked based on the remaining balance method b. Fees and commissions Customer commission fees are booked based on the remaining balance method. Franchise outlet commission fees are booked at point of receiving business. Note: In the remaining balance method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues. (Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, nondeductible consumption taxes subject to fixed asset are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years.	8) Other Material Items in Basis of Presentation of Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans (No change) (2) Other operating income a. Loan guarantee revenues Booked based on the remaining balance method b. Fees and commissions from credit cards (i) Customer commission fees are booked based on the remaining balance method or the Rule of 78(seventy eight). (ii) Franchise outlet commission fees are booked at the point of receiving business. c. Fees and commissions from installment sales (i) Customer commission fees are booked based on the remaining balance method or the Rule of 78(seventy eight). (ii) Franchise outlet commission fees are booked at the point of receiving business. Note: The methods of recognition under principal methods are as follows: In the remaining balance method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues. Under the Rule of 78, commission fees are divided on the basis of the number of installments, and then recognized as accrued revenue. (Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. Nondeductible consumption taxes subject to fixed asset are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years for the Company and certain consolidated subsidiaries.
5. Valuation of Assets and Liabilities of Consolidated Subsidiaries Assets and liabilities of the consolidated subsidiaries that exist at the date of acquisition are recorded at their fair value.	**5. Valuation of Assets and Liabilities of Consolidated Subsidiaries** (No change)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
6. Amortization of Goodwill Goodwill is amortized by the straight-line method over a period of 10 years. However, goodwill of insignificant amount is amortized in the year in which it is recognized.	**6. Amortization of Goodwill** (No change)
7. Scope of Cash on Consolidated Statement of Cash Flows Scope of cash (cash and cash equivalents) on the consolidated statements of cash flows is cash on hand, deposits readily convertible to cash and short-term investments that mature within three months and that carry little risk of price fluctuation.	**7. Scope of Cash on Consolidated Statement of Cash Flows** (No change)

(6) Basis of Presentation of Consolidated Financial Statements

(Changes in Accounting Practices)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year ended March 2007, the Companies have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 378,929 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements. (Accounting Standards for Business Combinations and Divestitures) From the fiscal year ended March 2007, the Companies have adopted the "Accounting Standard for Business Combinations" (October 31, 2003), "Accounting Standard for Business Divestitures" (Statement No. 7, December 27, 2005), and "Guidance on Accounting Standards for Business Combinations and Divestitures" (Guidance No. 10, December 27, 2005) of the Accounting Standards Board of Japan.	———

(Changes in Presentation)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Consolidated Balance Sheet) 1. Effective from the fiscal year ended March 2007, Claim for indemnities (2,479 million yen in the previous fiscal year), included in Other under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the fiscal year ended March 2007, Software (8,208 million yen in the previous fiscal year), included in Other under Intangible fixes assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 3. Effective from the fiscal year ended March 2007, the Excess investment cost over net assets of consolidated subsidiaries acquired, net in the previous fiscal year was renamed and presented as Goodwill.	(Consolidated Balance Sheet) 1. Effective from the fiscal year under review, Installment receivable (2,300 million yen in the previous fiscal year), included in Notes and accounts receivable under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the fiscal year under review, the Company has adopted "Implementation Guidance on Accounting Standards for Financial Instruments" (Accounting Systems Committee, Statement No. 14 of July 4, 2007). The revised guidance reclassifies Negotiable certificates of deposit as Marketable securities. Accordingly, effective from the current consolidated fiscal year, Negotiable certificates of deposit (11,000 million yen in the previous consolidated fiscal year) included in Cash and deposits under Current assets is reclassified and presented as Marketable securities (11,000 million yen in the current consolidated fiscal year). 3. Effective from the fiscal year under review, Purchased receivables (8,497 million yen in the previous fiscal year), included in Other under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements.
(Consolidated Statements of Income) 1. Effective from the fiscal year ended March 2007, Provision for accruals for debt guarantees (3,595 million yen in the previous fiscal year), included in Other under Other operating expenses in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the fiscal year ended March 2007, Loss on sales of credit (4,199 million yen in the previous fiscal year), included in Other under Other operating expenses in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 3. Effective from the fiscal year ended March 2007, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous fiscal year was renamed and presented as Amortization of goodwill.	(Consolidated Statements of Income) Effective from the fiscal year under review, Loss on sales or disposal of property and equipment in the previous fiscal year was reclassified. It was presented Loss on disposal of property and equipment (476 million yen in the previous fiscal year) and Loss on sales of property and equipment (85 million yen in the previous fiscal year), respectively, in view of the increased importance in the context of the consolidated financial statements.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
4. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Extraordinary loss in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. (Consolidated Statements of Cash Flows) 1. Effective from the fiscal year under review, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous fiscal year was renamed and presented as Amortization of goodwill. 2. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 3. Effective from the fiscal year under review, Increase in claim for indemnities (1,587 million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 4. Effective from the fiscal year under review, Decrease (increase) in purchased receivables ((2,870) million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year, is reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements.	(Consolidated Statements of Cash Flows) ―――――

(7) Notes to Consolidated Financial Statements

(Footnotes to Consolidated Balance Sheets)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	13
	Installment accounts receivable	2,300
	Subtotal	2,314
Sales	Accounts receivable	698
Total		3,013

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,488,980 million yen.

3. ————

4. **Assets pledged and corresponding liabilities**

a) Assets pledged

(Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	116,059
Other	6
Total	116,069

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,870
Total	112,674

In addition to the above, the Companies entered into forward contracts of assigning for consumer loans receivable of 301,462 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen, including current portion of long-term loans payable of 67,268 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

5. Securities in non-consolidated subsidiaries and affiliated companies were as follows:

Investments in securities (equity securities) 14,585 million yen
(Investments in securities for jointly controlled companies 5,905 million yen)

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	0
Sales	Accounts receivable	611
Total		612

Effective from the fiscal year under review, Installment receivables of 65,767 million yen is presented as a separate line item in view of its increased material impact.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,731,606 million yen.

3. Consumer loans outstanding include off-balance-sheet loans of 9,943 million yen that have been securitized and sold.

4. **Assets pledged and corresponding liabilities**

a) Assets pledged

(Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	83,505
Other	6
Total	83,511

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	30,212
Long-term loans payable	50,654
Total	80,866

In addition to the above, the Companies entered into forward contracts of assigning for consumer loans receivable of 253,928 million yen. Corresponding liabilities was long-term loans payable of 248,785 million yen, including current portion of long-term loans payable of 61,154 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

5. Securities in non-consolidated subsidiaries and affiliated companies were as follows:

Investments in securities (equity securities) 15,628 million yen
(Investments in securities for jointly controlled companies 7,865 million yen)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
6. Allowance for credit losses included in Other in Investments and advances was 232 million yen.	**6.** Allowance for credit losses included in Other in Investments and advances was 382 million yen.
7. Contingent liabilities	**7. Contingent liabilities**
1) Guarantee obligations in the loan guarantee business 174,444 million yen	1) Guarantee obligations in the loan guarantee business 424,302 million yen Guarantee obligations include loans for some borrowers where accrued interest is not included because accrued interest cannot be determined for these borrowers.
2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent 1 million yen	2) ————
3) Guarantee obligations for loans payable of affiliated company	3) Guarantee obligations for loans payable of affiliated company

FY ended Mar. 2007 (Millions of yen)

Company Guaranteed	Guaranteed Amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	76

The loans guaranteed above are foreign currency denomination currency loans totaling CNY 5 million.

FY ended Mar. 2008 (Millions of yen)

Company Guaranteed	Guaranteed Amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	71
Total	71

The loans guaranteed above are foreign currency denomination currency loans totaling CNY 5 million.

8. Status of nonperforming loans

FY ended Mar. 2007 (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	708
Delinquent loans	618
Delinquent loans three months or more past the due date	18,582
Restructured loans	78,051
Total	97,960

FY ended Mar. 2008 (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,729
Delinquent loans	14,063
Delinquent loans three months or more past the due date	31,138
Restructured loans	110,885
Total	157,817

Fiscal Year Ended Mar. 2007	Fiscal Year Ended Mar. 2008
1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.	1) (No change)
2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	2) (No change)
3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	3) (No change)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of 78,051 million in restructured loans, restructured loans which are 30 days or less past due were 70,690 million yen.	4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of 110,885 million in restructured loans, restructured loans which are 30 days or less past due were 102,767 million yen.
9. Revolving credit facility Within consumer loans receivable, 1,488,240 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 367,437 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Companies periodically revise contract details and adopt measures to ensure credit safely.	**9. Revolving credit facility** The contract for consumer loans receivable is based on revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 1,657,518 million yen (including 75 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Companies periodically revise contract details and adopt measures to ensure credit safely.
10. Loan collateral A repurchase agreement of 71,931 million yen was included in Short-term loans receivable. Consequently, the type and market value at the end of the fiscal year for marketable securities as collateral received from the seller of repurchased agreement is as follows:	**10. Loan collateral** A repurchase agreement of 83,923 million yen was included in Short-term loans receivable. Consequently, the type and market value at the end of the fiscal year for marketable securities as collateral received from the seller of repurchased agreement is as follows:

Fiscal Year Ended Mar. 2007 (Millions of yen)

Type	Market value
Commercial paper	61,934
Securities	9,997
Total	71,931

Fiscal Year Ended Mar. 2008 (Millions of yen)

Type	Market value
Commercial paper	54,912
Securities	19,948
Short-term government securities	8,993
Total	83,854

<table>
<tr><th>Fiscal Year Ended Mar. 2007
(Mar. 31, 2007)</th><th>Fiscal Year Ended Mar. 2008
(Mar. 31, 2008)</th></tr>
<tr><td>

11. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows.
Within the unutilized balance of loan commitment, 59,025 million yen applies to financial covenants. Terms for this portion of the commitment line are under negotiations.
(Overdraft contracts on current accounts)
(Millions of yen)
Total contracts 152,114
Contracts exercised 127,702
Difference 24,411
(Contracts for the commitment line of loans)
(Millions of yen)
Total contracts 111,701
Contracts exercised 2,374
Difference 109,327

</td><td>

11. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows:
(Overdraft contracts on current accounts)
(Millions of yen)
Total contracts 147,422
Contracts exercised 136,495
Difference 10,926
(Contracts for the commitment line of loans)
(Millions of yen)
Total contracts 63,411
Contracts exercised 1,231
Difference 62,180

</td></tr>
<tr><td>

12. Of the allowance for credit losses, 167,750 million yen of estimated interest repayments was included as repayment apply to principal of loans.

</td><td>

12. Of the allowance for credit losses, 183,281 million yen of estimated interest repayments was included as repayment apply to principal of loans.

</td></tr>
</table>

(Footnotes to Consolidated Statements of Income)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
1. Other financial revenues (Millions of yen) (1) Interest on deposits 43 (2) Interest on loans 115 Total 159	**1. Other financial revenues** (Millions of yen) (1) Interest on deposits 203 (2) Interest on loans 464 (3) Interest on marketable securities 36 (4) Other 51 Total 755
2. Financial expenses (Millions of yen) (1) Interest expense 10,537 (2) Bond interest 3,904 (3) Other 1,010 Total 15,453	**2. Financial expenses** (Millions of yen) (1) Interest expense 12,304 (2) Bond interest 6,753 (2) Bond issuance expense 676 (3) Other 463 Total 20,197
3. Net loss on sales or disposal of property and equipment (1) Loss on disposal of property and equipment (Millions of yen) Buildings and structures 200 Equipment, fixtures and vehicles 268 Software 7 Other 0 Total 476 (2) Loss on sales of property and equipment (Millions of yen) Buildings and structures 13 Equipment, fixtures and vehicles 2 Land 5 Telephone rights 65 Total 85	**3.** ————
4. ————	**4. Loss on disposal of property and equipment** (Millions of yen) Buildings and structures 823 Equipment, fixtures and vehicles 473 Software 5 Other 4 Total 1,306
5. ————	**5. Loss on sales of property and equipment** (Millions of yen) Buildings and structures 2 Equipment, fixtures and vehicles 45 Land 113 Telephone rights 5 Total 166

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

6. During the fiscal year ended March 31, 2007, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Location
Idle assets	Land, buildings, telephone rights	Niigata, Kagawa
Real estate for rent	Land	Fukuoka
Other	Goodwill	—

(Method of Grouping Assets)

The Companies divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

(Process of Recognizing Impairment Losses and Amount Recorded)

Idle assets and real estate for rent for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 119 million yen was booked as extraordinary losses.

Of that amount, 80 million yen was for land, 35 million yen was for buildings and 3 million yen was for telephone rights.

An Impairment loss (11,790 million yen) as booked on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in subsidiary was no longer expected. Of the total impairment loss, the loss related to At-Loan was 7,629 million yen. Impairment loss related to QUOQLOAN was 4,161 million yen.

(Method of Calculating Recovery Value)

Recovery value was stated as net sales value. It is calculated using the assessment provided by a real estate appraiser. Telephone rights were carried at fair value.

For goodwill their utility value was measured to zero.

7. Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

6. During the fiscal year ended March 31, 2008, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Location
Idle assets	Land, buildings, equipments, telephone rights	Hokkaido, Tokyo, Kanagawa, Okayama
Real estate scheduled for sale	Land, buildings	Fukuoka, Oita, Kagoshima
Other	Goodwill	—

(Method of Grouping Assets)

The Companies divides its asset groups mainly in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Certain consolidated subsidiaries are grouped according to classifications used for management accounting as a minimum unit, in which subsidiaries are grouped based on geographical segments.

(Process of Recognizing Impairment Losses and Amount Recorded)

Idle assets and real estate scheduled for sale for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 1,382 million yen was booked as extraordinary losses.

Of that amount, 568 million yen was for telephone rights, 451 million yen was for equipments, 305 million yen was for land and 56 million yen was for buildings.

An Impairment loss (460 million yen) as booked on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in subsidiary was no longer expected. Write-down of Sun Life represented the entire impairment loss.

(Method of Calculating Recovery Value)

Recovery value was stated as net sales value. It is calculated using the assessment provided by a real estate appraiser. Telephone rights were carried at fair value.

For goodwill their utility value was measured to zero.

7. Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of Tamport Co., Ltd.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
8. ————	8. Loss on valuation of investments in subsidiaries represents impairment loss on valuation of investments. Of the total amount, the impairment loss on Insite Co., Ltd. stock was 299 million yen and on PAL Investment (Cayman) Co., Ltd. stock was 255 million yen.
9. ————	9. Loss on business restructuring expenses represent expenses incurred in branch network reorganizations at the Company, Tamport Co., Ltd., Sun Life Co., Ltd. and SANYO SHINPAN FINANCE CO., LTD.
10. ————	10. Provision for losses on business restructuring expenses is provided in the amount derived from estimating losses resulting from branch mergers and system integration planned for SANYO SHINPAN FINANCE CO., LTD. in the next consolidated fiscal year.
11. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: 1) Scope of financial revenues expressed as operating income Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. 2) Scope of financial expenses expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	11. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: 1) Scope of financial revenues expressed as operating income (No change) 2) Scope of financial expenses expressed as operating expenses. (No change)

(Footnotes to Consolidated Statements of Shareholders' Equity and Changes in Net Assets)
Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Shares issued and outstanding (Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 853 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 89 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company
Not applicable

4. Dividends
(1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 20, 2006	Common shares	6,657	52.50	Mar. 31, 2006	Jun. 20, 2006
Meeting of Board of Directors, Nov. 6, 2006	Common shares	6,657	52.50	Sep. 30, 2006	Dec. 1, 2006

(2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 19, 2007	Common shares	Retained earnings	6,657	52.50	Mar. 31, 2007	Jun. 20, 2007

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

1. Shares issued and outstanding (Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Increase	Decrease	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Increase	Decrease	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
Common shares	8,048,402	690	148	8,048,944

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 690 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 148 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

(1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 19, 2007	Common shares	6,657	52.50	Mar. 31, 2007	Jun. 20, 2007
Meeting of Board of Directors, Nov. 8, 2007	Common shares	2,536	20.00	Sep. 30, 2007	Dec. 3, 2007

(2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 24, 2008	Common shares	Retained earnings	2,536	20.00	Mar. 31, 2008	Jun. 25, 2008

(Footnotes to Consolidated Statements of Cash Flows)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year was as follows:	**1.** The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year was as follows:

Fiscal Year Ended Mar. 2007 (Millions of yen)

Cash and deposits	69,833
Short-term loans receivable	72,562
Total	142,395
Time deposits with maturity exceeding three months.	(1,912)
Short-term loans receivable excluding repurchase agreements	(630)
Cash and cash equivalents	139,853

2. ――――

Fiscal Year Ended Mar. 2008 (Millions of yen)

Cash and deposits	122,994
Marketable securities	11,000
Short-term loans receivable	87,298
Total	221,292
Time deposits and negotiable deposits with maturity exceeding three months	(12,864)
Short-term loans receivable excluding repurchase agreements	(3,375)
Cash and cash equivalents	205,052

2. Significant assets and liabilities of subsidiaries newly included in the scope of consolidation due to acquisition of stock

The relationship between assets and liabilities and the reconciliation of acquisition cost of stock of Asahi Enterprise Co., Ltd. and SANYO SHINPAN FINANCE CO., LTD. and its group companies at the time of inclusion in the consolidation were as follows:

(Millions of yen)

Current assets	496,771
Fixed assets	122,135
Goodwill	63,765
Current liabilities	(275,768)
Long-term liabilities	(256,457)
Minority interests	(28,265)
Acquisition cost of stock	122,180

(Footnotes to Segment Information)

1. Operations by business segment

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) and
Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

Since the consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information was omitted.

2. Operations by geographic segment

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) and
Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

Since Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information was omitted.

3. Overseas operating income

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) and
Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

Since overseas operating income accounts for less than 10% of total operating income, overseas operating income information was omitted.

(Footnotes to Transactions between Related Parties)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of concurrent directors	Type of business				
Associated company	Sumitomo Mitsui Banking Corporation (SMBC)	Chiyoda-ku, Tokyo	664,986 million yen	Banking	22.03	—	Loans	Loans and others	Loans 113,093 million yen Repayments 88,977 million yen	Long-term loans payable	74,000 million yen
										Current portion of long-term loans payable	6,120 million yen
										Short-term loans payable	—
								Interest payments	583 million yen	Accrued expenses	13 million yen
							Business alliance	Receiving of loan guarantee fees	3,311 million yen	Debt guarantees	139,625 million yen

Notes: 1. Business conditions and policy on deciding business conditions

The interest rates on Sumitomo Mitsui Banking Corporation's loans to Promise are market interest rates.

Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.

Loan guarantee fees are determined by negotiations in accordance with the business alliance contract.

2. Only important transactions are included on above table.
3. The above transaction amounts do not include consumption tax.

2. Subsidiaries

Category	Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of concurrent directors	Type of business				
Consolidated subsidiary	PAL Servicer Co. Ltd.	Chiyoda-ku, Tokyo	500 million yen	Loan management and collection	100.00	8	Loan management and collection business	Sales of loans receivable	705 million yen	—	—

Notes: 1. Business conditions and policy on deciding business conditions

Sales prices for loans receivable were determined in accordance with collection rates for each loan category.

The Company recognized loss on sales of loans amounting to 32,627 million yen.

2. Only important transactions are included on above table.
3. The above transaction amounts do not include consumption tax.

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

1. Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	Percentage of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of concurrent directors	Type of business				
Associated company	Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	664,986 million yen	Banking	22.03	—	Loans	Loans and others	Loans 100,000 million yen Repayments 26,120 million yen	Long-term loans payable	68,000 million yen
										Current portion of long-term loans payable	6,000 million yen
										Short-term loans payable	80,000 million yen
								Interest payments	1,738 million yen	Accrued expenses	21 million yen
							Business alliance	Receiving of loan guarantee fees	5,359 million yen	Debt guarantees	209,473 million yen
								Payments under guarantee	5,846 million yen	—	—

Notes: 1. Business conditions and policy on deciding business conditions

The interest rates on SMBC's loans to Promise are market interest rates.

Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.

Loan guarantee fees and payments under guarantee are determined by negotiations in accordance with the business alliance contract.

2. Only important transactions are included on above table.
3. The above transaction amounts do not include consumption tax.

2. Subsidiaries

Category	Name	Location	Capital (million yen)	Principal business	Percentage of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of concurrent directors	Type of business				
Subsidiary	Tamport Co., Ltd.	Kita-ku, Osaka City	5,434	Consumer finance	100.00	8	Loans related	Loans	Loans 4,900 million yen Repayments 75,500 million yen	—	—
								Interest received	699 million yen	—	—
							Borrowings	loans payables	Leveraged 11,000 million yen	Short-term loans payable	11,000 million yen
								Interest payment	54 million yen	—	—
Subsidiary	Sun Life Co., Ltd.	Takamatsu City, Kagawa	185	Consumer finance	100.00	3	Loans related	loans	Repayments 500 million yen	—	—
								Interest received	0 million yen	—	—
							Borrowings	loans payables	Leveraged 10,000 million yen	Short-term loans payable	10,000 million yen
								Interest payment	53 million yen	—	—
Subsidiary	At Loan Co., Ltd.	Minato-ku, Tokyo	10,912	Consumer finance	50.00	4	Business alliance	Receiving of loan guarantee fees	9,533 million yen	Debt guarantees	127,744 million yen
								Payments under guarantee	14,755 million yen	—	—
Subsidiary	PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	500	Loan management and collection business	100.00	8	Loans related	loans	Loans 7,000 million yen Repayments 13,500 million yen	—	—
								Interest received	139 million yen	—	—
							Borrowings	Receiving of loan guarantee fees for	0 million yen	Contingent liabilities	8,500 million yen
								Sales of loans	457 million yen	—	—
Subsidiary	Asahi Enterprise Co., Ltd.	Chiyoda-ku, Tokyo	63	Investment in SANYO SHINPAN FINANCE CO., LTD	100.00	4	Loans related	Loans	100,022 million yen	Short-time loans	100,022 million yen
								Interest payment	869 million yen	Other current assets	869 million yen

Notes: 1. Business conditions and policy on deciding business conditions

Interest rates on loans to subsidiaries are determined based on market interest rates and the cost of funds procured by the Company. Loans to subsidiaries can be repaid at any time within one year after the loan was extended.

Loan guarantee fees for loans payable are 0.10% of the average balance of loans guarantees.

Loan guarantee fees and payments under guarantee are determined by negotiations in accordance with the business alliance contract.

2. The Company recognized loss on sales of loans to PAL Servicer Co., Ltd. amounted to 16,350 million yen.
3. Only important transactions are included on above table.
4. The above transaction amounts do not include consumption tax.

(Footnotes to Securities)

1. Other Securities Stated at Market Value

(Millions of yen)

Classification	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)		
	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs						
(1) Equity securities	8,385	17,847	9,462	4,600	6,907	2,306
(2) Bonds						
Government, Municipal	—	—	—	21	22	0
(3) Other	—	—	—	—	—	—
Subtotal	8,385	17,847	9,462	4,622	6,930	2,307
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs						
(1) Equity securities	4,423	4,415	(8)	6,330	4,413	(1,917)
(2) Bonds						
Government, Municipal	21	21	(0)	—	—	—
(3) Other	—	—	—	—	—	—
Subtotal	4,445	4,436	(8)	6,330	4,413	(1,917)
Total	12,830	22,284	9,453	10,953	11,343	389

Notes: 1. In the previous fiscal year, the Company recognized an impairment loss of 5,598 million yen on a write-down of listed Other securities.

2. In the fiscal year under review, the Company recognized an impairment loss of 4,027 million yen on a write-down of listed Other securities.

3. Regarding impairment accounting, if the fair market value of securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

2. Other Securities Sold During the Fiscal Year

(Millions of yen)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)		
Proceeds from sales	Gain on sales	Loss on sales	Proceeds from sales	Gain on sales	Loss on sales
3,801	2,900	—	1,259	602	1

3. Securities Without Market Quotations

(Millions of yen)

Classification	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
	Book value per consolidated balance sheet at end of fiscal year	Book value per consolidated balance sheet at end of fiscal year
Other securities		
(1) Non-listed equity securities	414	1,288
(2) Other	368	129

4. Other Securities Held to Maturity and the Amount of Payment at Maturity

(Millions of yen)

Classification	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)				Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)			
	Within one year	One year to five years	Five years to ten years	More than ten years	Within one year	One year to five years	Five years to ten years	More than ten years
Bond								
Government, municipal	—	—	21	—	—	—	21	—

(Footnotes to Derivatives Transactions)

1. Derivatives Transactions

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
1. Details of transactions The Company engages in interest rate cap and interest rate swap transactions.	**1. Details of transactions** The Company engages in interest rate cap, interest rate swap and currency swap transactions.
2. Policy regarding transactions The Company does not independently engage in derivatives transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.	**2. Policy regarding transactions** (No change)
3. Purpose of transactions Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.	**3. Purpose of transactions** Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates. For bonds denominated in foreign currencies, the Company uses currency swap transactions to hedge against risks associated with foreign currency volatility.
4. Transaction risks Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.	**4. Transaction risks** Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates and exchange rates are offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates and foreign exchange rate volatility for funds procured that are denominated in foreign currencies. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.
5. Risk management regarding transactions Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations. Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed. Prior approval from the Company is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company.	**5. Risk management regarding transactions** Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations. Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed. Prior approval from the Company is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department. **6. Supplementary explanation on market value, etc., of derivatives transactions** Notional amounts for derivatives transactions listed in market value, etc., of derivatives transactions are the notional amounts at the end of the respective fiscal year-end. The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.	A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department. 6. ――――――

2. Market Value, Etc., of Derivatives Transactions

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
There are no items other than derivatives transactions using deferred method for hedge accounting.	(No change)

(Footnotes to Retirement Benefits)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: defined benefit pension plans, tax-qualified pension plans and lump-sum payments severance plan.

Details are as follows:

The Company adopted a defined benefits pension plan (cash balance plan).

Certain domestic consolidated subsidiaries have tax-qualified pension plans, covering the full portion of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(21,274)
(2) Plan assets	19,763
(3) Funded status	(1,510)
(4) Net liability recognized in balance sheet	(1,510)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(1,510)

Note: Certain subsidiaries' benefit obligations were calculated using a simplified method.

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: defined benefit pension plans, tax-qualified pension plans and lump-sum payments severance plan. In addition, some consolidated subsidiaries have defined contribution pension plans

Details are as follows:

The Company adopted a defined benefits pension plan (cash balance plan).

Certain domestic consolidated subsidiaries have tax-qualified pension plans, covering the full portion of their defined contribution pension plans and severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(23,407)
(2) Plan assets	19,320
(3) Funded status	(4,086)
(4) Unrecognized net actuarial gain	123
(5) Net liability recognized in balance sheet	(3,963)
(6) Prepaid pension expenses	42
(7) Accrued severance indemnities for employees ((5)-(6))	(4,005)

Note: Certain subsidiaries' benefit obligations were calculated using a simplified method.

<table>
<tr><th>Fiscal Year Ended Mar. 2007
(Apr. 1, 2006 – Mar. 31, 2007)</th><th>Fiscal Year Ended Mar. 2008
(Apr. 1, 2007 – Mar. 31, 2008)</th></tr>
<tr><td>3. Net periodic benefit cost

(Millions of yen)
(1) Service cost (Notes 1 and 2) 1,570
(2) Interest cost 389
(3) Expected return on plan assets (341)
(4) Past service cost —
(5) Net actuarial gain 479
(6) Net periodic benefit cost 2,097

Notes: 1. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
2. Within Service cost, 28 million yen was included in Cost of sales and Software.</td><td>3. Net periodic benefit cost

(Millions of yen)
(1) Service cost (Notes 1 and 2) 2,357
(2) Interest cost 441
(3) Expected return on plan assets (371)
(4) Past service cost —
(5) Net actuarial gain 2,037
(6) Net periodic benefit cost 4,465

Notes: 1. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
2. Within Service cost, 28 million yen was included in Cost of sales and Software.</td></tr>
<tr><td>4. Assumptions in calculating retirement benefit obligations
(1) Allocation of projected retirement benefit obligations:
Based on length of service
(2) Discount rate: 2.1%–2.5%
(3) Expected rate of return on investments:
(Tax-qualified pension plan) 1.0%
(Defined benefit corporate pension plan) 1.9%
(4) Years for amortizing past service cost:
In year incurred
(5) Years for amortizing net actuarial gain (loss):
In year incurred</td><td>4. Assumptions in calculating retirement benefit obligations
(1) Allocation of projected retirement benefit obligations:
Based on length of service
(2) Discount rate: 1.5%–2.5%
(3) Expected rate of return on investments:
(Tax-qualified pension plan) 1.0%
(Defined benefit corporate pension plan) 1.9%
(4) Years for amortizing past service cost:
In year incurred
(5) Years for amortizing net actuarial gain (loss):
In year incurred
Mainly

Note: Certain subsidiaries recognize the entire unrecognized actuarial gain or loss in a lump-sum in the following fiscal year.
In addition, certain consolidated subsidiaries have paid 141 million yen as premium severance payments in addition to the above net periodic benefit costs. These severance payments were recognized as extraordinary losses.</td></tr>
</table>

(Information Concerning Special Purpose Companies Subject to Disclosure)

1. Profile of special purpose companies subject to disclosure and summary of transactions for which these companies are used

Certain consolidated subsidiaries securitize consumer loans for the purpose of contributing to the stability of the Company's fund procurement activities by diversifying fund procurement channels. In accordance with the Law concerning Asset Liquidation, of the trust beneficiary certificates received from the sale of trade receivables to a trust by using a special purpose company or Cayman special purpose company, the funds procured by the issuance of bonds by a special purpose company that are backed by the preferred assets portion sold to the special purpose company must be recognized as proceeds of a sale. In addition, some consolidated subsidiaries hold the subordinated portion of the trust beneficiary rights and has a loan collection servicer business for consumer loans.

As of March 31, 2008, there were three special purpose companies that were engaged in this liquidation of assets. At the end of the most recent fiscal period, these three special purpose companies had aggregate assets (sum of the three companies) of 10,504 million yen and liabilities (sum of the three companies) of 10,492 million yen. The Company does not hold stock or other securities with voting rights of any of the three special purpose companies and does not provide these companies with any directors or employees.

2. Transactions with special purpose companies subject to disclosure in the fiscal year that ended on March 31, 2008

(Millions of yen)

	Amount of major transactions or balance at end of fiscal year	Major gains and losses	
		(Item)	(Amount)
Other investments (Note 1)	5	Distributions	27
Redeemed consumer loans	27,211		–

Notes: 1. Part of sales proceeds from sales of preferred beneficiary rights. The figure shown is the balance at the end of the fiscal year.
2. The balance at the end of the fiscal year of consumer loans that have been removed from the balance sheet by utilizing liquidation schemes that use special purpose companies was 8,781 million yen.

(Per Share Data)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Net assets per share 2,987.82 yen Net loss per share 2,982.86 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss for the period.	Net assets per share 2,991.03 yen Net income per share 125.81 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Net loss on consolidated statements of income (378,282) million yen	Net income on consolidated statements of income 15,955 million yen
Net loss related to common stock (378,282) million yen	Net income related to common stock 15,955 million yen
Principal category of funds not available to shareholders of common stock — million yen	Principal category of funds not available to shareholders of common stock — million yen
Amount not attributable to common stock — million yen	Amount not attributable to common stock — million yen
Average number of common stock outstanding in fiscal year 126,818 thousand	Average number of common stock outstanding in fiscal year 126,817 thousand
Major adjustments to net income included in the calculation of diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net income per share — million yen
Adjustment to net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of diluted net income per share — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand
A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effects. Treasury stock held for stock option: 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting 160,800 shares decrease owing to loss of rights.	A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effects. ———

(Subsequent events)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Reorganization of consolidated financial subsidiaries in Japan) In the Board of Director's Meeting held on May 1, 2007, the Company has made resolution to make reorganization of two consolidated subsidiaries, QUOQLOAN, INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Money Lending Business Control and Regulation Law, and for efficiency of group business operations, both consolidated subsidiaries will stop new contracts. Large part of loans will be transferred to the Company and its consolidated subsidiary, PAL Servicer Co., Ltd., in September 2007. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches for both consolidated subsidiaries are planned to be closed. However, details of the scheme are currently under discussion, therefore the impact on results of operation for the fiscal year ended March 2008 is yet to be determined. (Foreign currency denominated bond issue) The Board of Directors on March 26, 2007, approved a resolution to issue the Company's first U.S. dollar denominated straight bonds. Details are as follows: (1) Type of bond: Unsecured straight bonds (2) Aggregate issue amount: 500 million U.S. dollars (3) Issue price: 99.846% (4) Coupon: 5.95 per annual (2.234% per annual on yen denominated payment base) (5) Payment date: June 13, 2007 (6) Redemption and maturity: 1. The bond will come due on June 13, 2012 2. The Company has an accelerated redemption option under which it can recall the bonds at its discretion with a 30 to 60 day prior notice. In the case of a recall, the Company may recall all or a part of the outstanding bonds as of the recall date. (7) Use of funds: Working capital	―――

(Omission of certain items)

Notes concerning lease transactions, deferred tax accounting and business combination are not disclosed on Financial Results since they are deemed less necessary to disclose.

5. Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)		Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)	
		Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	344,797	93.5	346,726	88.6
	Collection of written-off loans	5,340	1.5	6,874	1.8
	Fees and commissions	371	0.1	3,977	1.0
	Collection of purchased receivables	3,239	0.9	10,985	2.8
	Loan guarantee revenues	6,357	1.7	14,678	3.8
	Other financial revenues	159	0.0	755	0.2
	Subtotal	360,265	97.7	383,998	98.2
Operating income from other businesses	Sales	373	0.1	795	0.2
	Other	8,276	2.2	6,446	1.6
	Subtotal	8,649	2.3	7,242	1.8
Total		368,915	100.0	391,240	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.

2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.

3. Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables and Loan guarantee revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income (loss) under Other operating income.

4. In the fiscal year ended March 2008, the following companies were included in the consolidated financial statements for the first time: Do Financial Service Co., Ltd.; Cau-ichi Co., Ltd.; Asahi Enterprise Inc.; SANYO SHINPAN FINANCE CO., LTD.; POCKET CARD CO., LTD.; AZ Card Co., Ltd.; Sanyo Shinpan Servicer Co., Ltd.; SANYO ASSET MANAGEMENT CO., LTD.; and POCKET DIRECT CO., LTD. In addition, PROMISE (TAIWAN) CO., LTD. was removed from the scope of consolidation.

5. Newly consolidated subsidiaries, Asahi Enterprise Inc., SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD., AZ Card Co., Ltd., Sanyo Shinpan Servicer Co., Ltd., SANYO ASSET MANAGEMENT CO., LTD., and POCKET DIRECT CO., LTD. are deemed to have been acquired on September 30, 2007. As a result, fiscal year financial statements include the revenue and earnings of these subsidiaries only for the period from October 1, 2007 through March 31, 2008 (for the period from September 1, 2007 through February 29, 2008 for POCKET CARD CO., LTD. and POCKET DIRECT CO., LTD.).

(2) Other Indicators

Classification		Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)		Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,491,835	1,193,876	1,757,679	1,143,770
(Millions of yen)	Unsecured loans	1,488,980	1,191,129	1,741,550	1,141,775
	Secured loans	2,854	2,747	16,129	1,995
Number of customers		2,775,290	2,124,714	3,342,982	2,115,494
	Unsecured loans	2,774,099	2,123,585	3,339,060	2,114,671
	Secured loans	1,191	1,129	3,922	823
Number of branches		1,578	1,470	2,124	1,367
	Staffed branches	471	413	363	306
	Unstaffed branches	1,107	1,057	1,761	1,061
Number of automated contract machines		1,521	1,463	2,075	1,371
Number of ATMs		1,682	1,682	2,364	1,569
Number of loan processing machines		983	983	365	365
Number of employees		4,961	3,544	5,984	3,339
Loan losses (Millions of yen)		135,619	111,913	182,194	126,805
Allowance for credit losses (Millions of yen)		301,207	259,200	343,959	221,306
Net income (loss) per share (Yen)		(2,982.86)	(2,956.51)	125.81	49.55
Net assets per share (Yen)		2,987.82	2,841.19	2,991.03	2,775.92

Notes:
1. Consumer loans outstanding include off-balance-sheet loans of 9,943 million yen that have been securitized and sold.
2. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
3. Number of automated contract machines is the total number of automated contract machines installed.
4. Number of employees is the number of workers.
5. Loan losses in the fiscal year ended March 2008 include the loan losses of SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD., AZ Card Co., Ltd. and Sanyo Shinpan Servicer Co., Ltd. only for the period from October 1, 2007 through March 31, 2008 (but for the period from September 1, 2007 through February 29, 2008 for POCKET CARD CO., LTD.)
6. Loan losses include losses on claims for indemnity and installment receivables.
7. Allowance for credit losses includes Reserve for loan losses listed in Investments and advances on the consolidated balance sheets.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
(Assets)								
I Current assets								
1 Cash and deposits			52,835			51,299		(1,536)
2 Consumer loans receivable: Principal	1,2,3,6		1,193,876			1,143,770		(50,106)
3 Marketable securities			—			11,000		11,000
4 Short-term loans receivable	1,7,10		84,834			193,133		108,298
5 Prepaid expenses			1,152			780		(371)
6 Accrued income taxes			4,966			—		(4,966)
7 Accrued income			11,588			10,679		(909)
8 Loans to affiliates	4		71,100			4,700		(66,400)
9 Deferred tax assets			59,522			40,904		(18,617)
10 Claim for indemnities			7,276			13,350		6,074
11 Other	10		6,964			6,737		(227)
Allowance for credit losses	9		(259,200)			(221,306)		37,894
Total current assets			1,234,918	89.1		1,255,049	89.9	20,131
II Fixed assets								
1 Property and equipment								
(1) Buildings		22,313			21,136			
Accumulated depreciation		12,075	10,238		12,023	9,113		(1,124)
(2) Structures		4,061			3,690			
Accumulated depreciation		2,683	1,378		2,572	1,117		(260)
(3) Fixtures		28,551			25,767			
Accumulated depreciation		20,753	7,797		21,042	4,724		(3,073)
(4) Land			44,077			43,988		(89)
Total property and equipment, net			63,491	4.6		58,944	4.2	(4,546)
2 Intangible fixed assets								
(1) Software			7,876			6,905		(970)
(2) Telephone rights			672			203		(469)
(3) Other			5			3		(1)
Total intangible fixed assets, net			8,554	0.6		7,113	0.5	(1,441)
3 Investments and advances								
(1) Investments in securities	1		22,774			10,148		(12,625)
(2) Investments in and advances to subsidiaries and affiliates	1		44,863			54,877		10,013
(3) Long-term prepaid expenses	10		564			454		(109)
(4) Fixed leasehold deposits			9,030			8,334		(696)
(5) Other			1,057			899		(158)
Total investments and advances			78,289	5.7		74,715	5.4	(3,574)
Total fixed assets			150,336	10.9		140,772	10.1	(9,563)
Total assets			1,385,254	100.0		1,395,821	100.0	10,567

(Continued) (Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)		Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)		Change
		Amount	%	Amount	%	Amount
(Liabilities)						
I Current liabilities						
1 Short-term borrowings	1	5,000		101,000		96,000
2 Current portion of long-term loans payable	1	128,777		112,726		(16,051)
3 Bonds scheduled for redemption within one year		50,000		30,000		(20,000)
4 Accounts payable		4,576		3,714		(862)
5 Accrued expenses		2,828		3,208		380
6 Accrued income taxes		104		1,567		1,462
7 Deposits		4,230		1,678		(2,551)
8 Income in advance		22		26		4
9 Accrued bonuses to employees		2,935		2,825		(110)
10 Accrued bonuses to directors and corporate auditors		—		30		30
11 Accruals for debt guarantees		12,233		13,911		1,678
12 Allowance for losses on interest repayments		65,800		60,000		(5,800)
13 Other		288		317		28
Total current liabilities		276,794	20.0	331,004	23.7	54,209
II Long-term liabilities						
1 Corporate bonds		190,000		260,420		70,420
2 Long-term loans payable	1	385,439		311,013		(74,426)
3 Deferred tax liabilities		3,846		157		(3,688)
4 Accrued severance indemnities for employees		867		2,887		2,020
5 Allowance for retirement benefits for directors and corporate auditors		337		254		(82)
6 Allowance for losses on interest repayments		167,600		138,000		(29,600)
7 Other		53		48		(5)
Total long-term liabilities		748,143	54.0	712,781	51.1	(35,362)
Total liabilities		1,024,938	74.0	1,043,785	74.8	18,847

(Continued) (Millions of yen)

Classification	Footnotes	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
(Net assets)								
I Shareholders' equity								
1 Common stock			80,737	5.8		80,737	5.8	—
2 Capital surplus								
(1) Additional paid-in capital		112,639			112,639			
(2) Other		14,697			14,696			
Total capital surplus			127,336	9.2		127,336	9.1	(0)
3 Retained earnings								
(1) Legal reserve		12,263			12,263			
(2) Other								
Voluntary reserve		566,700			176,700			
Retained earnings to be carried forward		(374,889)			12,200			
Total retained earnings			204,073	14.7		201,164	14.4	(2,909)
4 Treasury stock			(57,423)	(4.1)		(57,424)	(4.1)	(1)
Total shareholders' equity			354,725	25.6		351,813	25.2	(2,911)
II Valuation and translation differences								
1 Net unrealized gain on securities			5,609			229		(5,380)
2 Net deferred hedge losses			(19)			(7)		12
Total valuation and translation differences			5,590	0.4		222	0.0	(5,368)
Total net assets			360,315	26.0		352,036	25.2	(8,279)
Total liabilities and net assets			1,385,254	100.0		1,395,821	100.0	10,567

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008) Amount		%	Change Amount
I Operating income								
1 Interest on consumer loans			276,843			249,836		(27,007)
2 Other financial revenues								
(1) Interest on deposits		31			176			
(2) Interest on loans		1,471			1,179			
(3) Other		—	1,502		36	1,392		(110)
3 Other			21,564			23,992		2,428
Total operating income			299,910	100.0		275,221	100.0	(24,689)
II Operating expenses								
1 Financial expenses								
(1) Interest expense	1	13,089			14,107			
(2) Other		1,005	14,095		1,005	15,113		1,017
2 Other operating expenses								
(1) Advertising expenses		10,615			7,846			
(2) Provision for uncollectible loans		204,721			81,779			
(3) Credit losses		6,043			—			
(4) Provision for debt guarantees		10,771			8,984			
(5) Provision for losses on interest repayments		141,075			30,589			
(6) Loss on sales of credit		32,627			16,350			
(7) Employees' salaries and bonuses		18,716			18,520			
(8) Provision for bonuses		2,935			2,383			
(9) Provision for bonuses to directors and corporate auditors		—			30			
(10) Net periodic benefit cost		1,924			4,069			
(11) Allowance for retirement accounts for directors and corporate auditors		48			42			
(12) Employee welfare expenses		2,854			2,695			
(13) Rent expenses		8,631			7,724			
(14) Depreciation		7,208			5,528			
(15) Fee expenses		17,466			15,997			
(16) Communications expenses		2,896			2,526			
(17) Other		14,785	483,324		11,093	216,160		(267,164)
Total operating expenses			497,419	165.9		231,273	84.0	(266,146)
Operating profit (loss)			(197,508)	(65.9)		43,948	16.0	241,457
III Non-operating income								
1 Interest on loans	9	197			1,162			
2 Dividend income		210			181			
3 Insurance money received and insurance dividends		147			188			
4 Management consulting fees	9	124			152			
5 Miscellaneous income	9	338	1,019	0.3	317	2,001	0.7	981

(Continued) (Millions of yen)

Classification	Foot-notes	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)			Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)			Change
		Amount		%	Amount		%	Amount
IV Non-operating expenses								
1 Interest expense		—			893			
2 Fee expenses		—			526			
3 Provision for uncollectible loans		—			1,057			
4 Expense for relocation of offices		155			52			
5 Expense for dissolution of offices		39			31			
6 Amortization of guarantee deposits, etc.		19			1			
7 Miscellaneous losses		148	363	0.1	232	2,795	1.0	2,432
Recurring profit (loss)			(196,852)	(65.6)		43,153	15.7	240,006
V Extraordinary income								
1 Gain on sales of property and equipment	2	9			1			
2 Net gain on sales of investments in securities		2,900			55			
3 Reversal of accruals for loss guarantees		220			—			
4 Other		—	3,129	1.0	0	56	0.0	(3,072)
VI Extraordinary losses								
1 Loss on disposal of property and equipment	3	294			974			
2 Loss on sales of property and equipment	4	70			42			
3 Impairment loss	5	43			1,019			
4 Loss on liquidations of subsidiary	6	4,111			—			
5 Loss on valuation of investments in securities		5,598			3,448			
6 Loss on valuation of investments in subsidiaries	7	26,881			6,967			
7 Provision for losses on interest repayments		156,050			—			
8 Loss on business restructuring expenses		—			864			
9 Other	8	70	193,120	64.4	5	13,322	4.8	(179,797)
Income (loss) before income taxes			(386,843)	(129.0)		29,887	10.9	416,731
Income taxes Current		2,575			813			
Prior years		—			4,178			
Deferred		(14,478)	(11,903)	(4.0)	18,611	23,603	8.6	35,506
Net income (loss)			(374,940)	(125.0)		6,284	2.3	381,225

(3) Non-Consolidated Statement of Changes in Net Assets

Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
					Other			
		Additional paid-in capital	Other	Legal reserve	Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during the fiscal year								
Cash dividends paid *						(6,657)		(6,657)
Cash dividends paid						(6,657)		(6,657)
Bonuses to directors and corporate auditors *						(67)		(67)
Voluntary reserve *					28,000	(28,000)		—
Net loss						(374,940)		(374,940)
Purchase of treasury stock							(4)	(4)
Sales of treasury stock			(0)				0	0
Total changes during the fiscal year	—	—	(0)	—	28,000	(416,323)	(4)	(388,328)
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the fiscal year				
Cash dividends paid *				(6,657)
Cash dividends paid				(6,657)
Bonuses to directors and corporate auditors *				(67)
Voluntary reserve *				—
Net loss				(374,940)
Purchase of treasury stock				(4)
Sales of treasury stock				0
Changes of items other than shareholders' equity during the fiscal year—net	(5,999)	(19)	(6,018)	(6,018)
Total changes during the fiscal year	(5,999)	(19)	(6,018)	(394,347)
Balance at March 31, 2007	5,609	(19)	5,590	360,315

* Retained earnings items that were approved at the General Meeting of Shareholders held on June 20, 2006.

(Continued)

Fiscal Year Ended March 2008 (Apr. 1, 2007 – Mar. 31, 2008) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
					Other			
		Additional paid-in capital	Other	Legal reserve	Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725
Changes during the fiscal year								
Cash dividends paid						(9,194)		(9,194)
Voluntary reserve					(390,000)	390,000		—
Net income						6,284		6,284
Purchase of treasury stock							(2)	(2)
Sales of treasury stock			(0)				1	0
Total changes during the fiscal year	—	—	(0)	—	(390,000)	387,090	(1)	(2,911)
Balance at March 31, 2008	80,737	112,639	14,696	12,263	176,700	12,200	(57,424)	351,813

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2007	5,609	(19)	5,590	360,315
Changes during the fiscal year				
Cash dividends paid				(9,194)
Voluntary reserve				—
Net income				6,284
Purchase of treasury stock				(2)
Sales of treasury stock				0
Changes of items other than shareholders' equity during the fiscal year—net	(5,380)	12	(5,368)	(5,368)
Total changes during the fiscal year	(5,380)	12	(5,368)	(8,279)
Balance at March 31, 2008	229	(7)	222	352,036

(4) Basis of Presentation of Non-Consolidated Financial Statements

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
1. Standards and Methods for Valuing Investment Securities 1) Share of subsidiaries and affiliated companies Share of subsidiaries and affiliated companies are stated at cost, with cost being determined by the moving average method. 2) Other securities (1) Marketable Other securities Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method. (2) Other securities that are not marketable Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	**1. Standards and Methods for Valuing Investment Securities** 1) Share of subsidiaries and affiliated companies (No change) 2) Other securities (1) Marketable Other securities (No change) (2) Other securities that are not marketable (No change)
2. Standards and Methods for Valuing Derivatives Derivatives Derivatives are stated at market value.	**2. Standards and Methods for Valuing Derivatives** Derivatives (No change)
3. Method of Depreciation of Fixed Assets Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures: 2–20 years	**3. Method of Depreciation of Fixed Assets** Property and equipment (1) Buildings (excluding fixtures) a. Depreciation on property and equipment acquired before and on March 31, 1998, is computed by the former declining-balance method. b. Depreciation on property and equipment acquired on April 1, 1998, through March 31, 2007, is computed primarily by the former straight-line method. c. Depreciation on property and equipment acquired on and after April 1, 2007, is computed primarily by the straight-line method. (2) Assets, excluding buildings a. Depreciation on assets, excluding buildings, acquired before and on March 31, 2007, is computed by the former declining-balance method. b. Depreciation on assets, excluding buildings, acquired on and after April 1, 2007, is computed by the declining-balance method. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures: 2–20 years

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
	(Changes in accounting policy) In accordance with revision of the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6, March 30, 2007) and the Cabinet Order (Cabinet Order No. 83 of March 30, 2007) for the partial revision of the Corporation Tax Law Enforcement Guidance in the fiscal year ended March 31, 2007, depreciation on property and equipment acquired on and before April 1, 2007, is computed in accordance with the provisions of the revised Corporation Tax Law. The effect of this change on fiscal year profit/loss is insignificant. (Additional information) Furthermore, the residual value of assets after maximum permissible depreciation, acquired on and after March 31, 2007, is depreciated by the straight-line method over a period of five years, starting from the year in which depreciation is completed. The effect of this change on fiscal year profit/loss is insignificant.
Intangible fixed assets Intangible fixed assets are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are amortized uniformly over a period of three years.	Intangible fixed assets (No change)
Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	Long-term prepaid expenses (No change)
4. Method of Transaction of Deferred Assets Bond issue expenses Entire amount expensed as incurred.	**4. Method of Transaction of Deferred Assets** Bond issue expenses (No change)
5. Accounting Basis for Allowances Allowance for credit losses The allowance for credit losses is provided at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding. Accrued bonuses to employees To provide bonuses to employees at the end of the fiscal year, the Company provides an allowance for that fiscal year portion based on the expected amount.	**5. Accounting Basis for Allowances** Allowance for credit losses Concerning general loans, the allowance for credit losses for consumer loans outstanding is provided based on the actual loss rate. Concerning specific loans including doubtful credit losses, each uncollectible debt is accounted based on the probability of collection. Accrued bonuses to employees (No change)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Accrued bonuses to directors and corporate auditors To provide bonuses to directors and corporate auditors, the Company provides an allowance for that fiscal year portion based on the expected future payment amount. (Changes in accounting policy) Effective from the fiscal year under review, the Companies have adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). However, based on the financial results, no items were recorded under this standard in the fiscal year under review. Consequently, adoption of this standard had no effect on earnings.	Accrued bonuses to directors and corporate auditors To provide bonuses to directors and corporate auditors, the Company provides an allowance for that fiscal year portion based on the expected future payment amount.
Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	Accruals for debt guarantees (No change)
Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the fiscal year under review, the Company changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Allowance for Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded 156,050 million yen (provision for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the expected losses on interest repayments applicable to principal of consumer loans receivable, 157,400 million yen of estimated interest repayments was included in the allowance for credit losses.	Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws. Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	Accrued severance indemnities for employees (No change) Allowance for retirement benefits for directors and corporate auditors (No change)
6. Accounting for Revenues and Expenses Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	**6. Accounting for Revenues and Expenses** (No change)
7. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**7. Lease Transactions** (No change)
8. Hedging 1) Hedge accounting method The Company uses the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**8. Hedging** 1) Hedge accounting method The Company uses the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate cap agreements and interest rate swap agreements that meet specified conditions. The specific allocation method is used to account for currency swap agreements that qualify for accounting treatment under this method.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).	2) Hedging instruments and hedging targets Hedges related to interest rates Hedging instruments: Interest rate cap agreements and interest rate swap agreements. Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment). Hedges related to currency Hedging instruments: Currency swap agreements Hedging targets: Foreign currency denominated bonds
3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	3) Hedging policy (No change)
4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	4) Determining hedging effectiveness (No change)
5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	5) Risk management system (No change)
9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, nondeductible consumption taxes subject to fixed asset are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.	**9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements** Accounting for consumption taxes (No change)

(5) Changes in Accounting Practices

(Changes in Accounting Practices)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year under review, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 360,335 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements.	————

(Changes in Disclosure Method)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Non-Consolidated Balance Sheet) Effective from the fiscal year under review, Claim for indemnities (1,393 million yen in the previous fiscal year), included in Other under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the non-consolidated financial statements.	(Non-Consolidated Balance Sheet) Effective from the fiscal year under review, the Company has adopted "Implementation Guidance on Accounting Standards for Financial Instruments" (Accounting Systems Committee, Statement No. 14 of July 4, 2007). The revised guidance reclassifies Negotiable certificates of deposit as Marketable securities. Accordingly, effective from the current consolidated fiscal year, Negotiable certificates of deposit (11,000 million yen in the previous consolidated fiscal year) included in Cash and deposits under Current assets is reclassified and presented as Marketable securities (11,000 million yen in the current consolidated fiscal year).
(Non-Consolidated Statements of Income) 1. Effective from the fiscal year under review, Interest on investment securities (0 million yen in the previous fiscal year), classified under Non-operating income in the previous fiscal year was included in Miscellaneous income under Non-operating income since the amount declined in the fiscal year under review. 2. Effective from the fiscal year under review, Management consulting fees (98 million yen in the previous fiscal year), included in Miscellaneous income under Non-operating income in the previous fiscal year was reclassified and presented individually since the amount exceeded 10% of total Non-operating income.	

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
3. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Extraordinary loss in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the non-consolidated financial statements.	

(6) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

1. Assets pledged and corresponding liabilities

a) Assets pledged

(Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	116,059
Total	116,059

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,866
Total	112,670

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of 301,462 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen (including 67,268 million yen current portion of long-term loans payable).

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,191,129 million yen.

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

1. Assets pledged and corresponding liabilities

a) Assets pledged

(Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	83,505
Loans receivable from subsidiaries	100,022
Shares of subsidiaries	16,981
Total	200,509

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Short-term loans payable	80,000
Current portion of long-term loans payable	30,212
Long-term loans payable	50,654
Total	160,866

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of 253,603 million yen. Corresponding liabilities were long-term loans payable of 248,460 million yen (including 60,829 million yen current portion of long-term loans payable).

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,141,775 million yen.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
3. Revolving credit facility Within consumer loans receivable, 1,193,655 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 298,310 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.	**3. Revolving credit facility** Within consumer loans receivable, 1,143,602 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 230,344 million yen (including 75 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.
4. Loans to affiliates are loans to consolidated subsidiaries engaged in consumer finance business.	**4.** Loans to affiliates are loans to affiliate companies engaged in consumer finance business.
5. Contingent liabilities 1) Guarantee obligations in the loan guarantee business 282,939 million yen	**5. Contingent liabilities** 1) Guarantee obligations in the loan guarantee business 389,172 million yen Guaranteed obligations include loans for some borrowers where accrued interest is not included because accrued interest cannot be determined for these borrowers.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

2) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	4,684
PROMISE (THAILAND) CO., LTD.	3,853
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	8,613

The loans guaranteed above are all foreign currency. Of which, guarantee obligations for loans payable to PROMISE (HONG KONG) CO., LTD., totaled 310 million Hong Kong dollars, to PROMISE (THAILAND) CO., LTD., totaled 1,050 million baht, and to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled 5 million yuan.

6. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	492
Delinquent loans	76
Delinquent loans three months or more past the due date	14,292
Restructured loans	66,927
Total	81,789

1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

2) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PAL Servicer Co., Ltd.	8,500
PROMISE (THAILAND) CO., LTD.	2,766
PROMISE (HONG KONG) CO., LTD.	514
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	71
Cau-ichi Co., Ltd.	10
Total	11,863

Regarding guarantee obligations for loans payable, quotations in foreign currency to PROMISE (HONG KONG) CO., LTD., totaled 40 million Hong Kong dollars, to PROMISE (THAILAND) CO., LTD., totaled 870 million baht, and NANJING SHENZHOU SEED INDUSTRY CO., LTD. totaled 5 million yuan.

6. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	465
Delinquent loans	4,790
Delinquent loans three months or more past the due date	18,673
Restructured loans	78,363
Total	102,292

1) (No change)

2) (No change)

3) (No change)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of 66,927 million yen in restructured loans, restructured loans which are 30 days or less past due were 63,270 million yen.

7. Loan collateral

A repurchase agreement of 71,931 million yen was included in Short-term loans receivable.

Consequently, commercial paper is accepted as collateral from the seller of repurchased agreement.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	61,934
Securities	9,997
Total	71,931

8. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. Within the unutilized balance of loan commitment, 59,025 million yen apply to financial covenants. Terms for this portion of the commitment line are under negotiations.

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	14,050
Contracts exercised	—
Difference	14,050

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	108,025
Contracts exercised	—
Difference	108,025

9. Of the allowance for credit losses, 157,400 million yen of estimated interest repayments was included as repayment apply to principal of loans.

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of 78,363 million yen in restructured loans, restructured loans which are 30 days or less past due were 73,856 million yen.

7. Loan collateral

A repurchase agreement of 83,923 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of repurchased agreement.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	54,912
Securities	19,948
Short-term government securities	8,993
Total	83,854

8. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows.

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	61,595
Contracts exercised	—
Difference	61,595

9. Of the allowance for credit losses, 118,300 million yen of estimated interest repayments was included as repayment apply to principal of loans.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

10. Assets of related companies

Primary assets of related companies not shown in the list are as follows:

	(Millions of yen)
Short-term loans receivable	12,903
Current assets, other	3,328
Long-term prepaid expenses	212
Total	16,444

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

10. Assets of related companies

Primary assets of related companies not shown in the list are as follows:

	(Millions of yen)
Short-term loans receivable	109,210
Current assets, other	2,552
Long-term prepaid expenses	202
Total	111,965

(Footnotes to Non-Consolidated Statements of Income)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Bond interest of 3,904 million yen is included in interest expense.

2. Gain on sales of property and equipment is due to the sale of buildings and land.

3. Breakdown of net loss on disposal of property and equipment

	(Millions of yen)
Buildings	131
Structures	32
Equipment and fixtures	124
Software	5
Total	294

4. Breakdown of net loss on sales of property and equipment

	(Millions of yen)
Telephone rights	65
Land	5
Total	70

5. During the fiscal year ended March 31, 2007, the following groups of assets of the Company have been charged with impairment losses.

Use	Category	Location
Idle asset	Buildings, Land	Nigata

(Method of Grouping Assets)

The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

1. Bond interest of 5,707 million yen is included in interest expense.

2. Gain on sales of property and equipment is due to the sale of telephone rights.

3. Breakdown of net loss on disposal of property and equipment

	(Millions of yen)
Buildings	483
Structures	127
Equipment and fixtures	363
Total	974

4. Breakdown of net loss on sales of property and equipment

	(Millions of yen)
Buildings	2
Equipment and fixtures	34
Telephone rights	5
Total	42

5. During the fiscal year ended March 31, 2008, the following groups of assets of the Company have been charged with impairment losses.

Use	Category	Location
Idle asset	Land, Telephone rights	Tokyo
Idle asset	Buildings, Land	Hokkaido
Idle asset	Land	Kanagawa
Idle asset	Buildings, Equipment and fixtures	Tokyo and other

(Method of Grouping Assets)

The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Process of Recognizing Asset Impairment Losses and Amount Recorded) Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 43 million yen was booked as extraordinary losses. Of that amount, 35 million yen was for buildings and 7 million yen was for land.	(Process of Recognizing Asset Impairment Losses and Amount Recorded) Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 1,019 million yen was booked as extraordinary losses. Of that amount, 457 million yen was for telephone rights, 451 million yen was for equipment and fixtures, 89 million yen was for land and 21 million yen was for buildings.
(Method of Calculating Recovery Value) Recovery value was stated as net sales value. It is calculated using the assessment value provided by a real estate appraiser for buildings and land.	(Method of Calculating Recovery Value) Recovery value was stated as net sales value. It is calculated using the assessment value provided by a real estate appraiser for buildings and land. Telephone rights are calculated based on market prices.
6. Loss on liquidations of subsidiaries represents a loss resulting from the elimination of excessive debt at consolidated subsidiary PROMISE (TAIWAN) CO., LTD. to simplify liquidation proceedings of this company.	6. ————
7. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries. Of the total impairment loss, the loss related to QUOQLOAN INC. is 13,628 million yen. Impairment loss related to At-Loan Co., Ltd. is 13,253 million yen.	7. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries. Of the total impairment loss, the loss related to Tamport Co., Ltd. is 6,712 million yen. Impairment loss related to PAL Investment (Cayman) Co., Ltd. is 255 million yen.
8. Other in Extraordinary losses comprises a 67 million yen loss on sales of leisure club membership and 3 million yen loss on redemption of investment securities.	8. Other in Extraordinary losses comprises a 4 million yen loss on sales and valuation of golf club membership rights.
9. **Note concerning affiliates** Main items included in each topic related to affiliates (Millions of yen) Interest on loans: 181 Management consulting fees: 124 Miscellaneous income: 8	9. **Note concerning affiliates** Main items included in each topic related to affiliates (Millions of yen) Interest on loans: 1,145 Management consulting fees: 152
10. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income are as follows: 1) Scope of financial revenues expressed as operating income Financial revenues exclude all interest on loans and dividends received at affiliated companies (except for the portion for consolidated subsidiaries engaged in the consumer finance business) as well as interest and dividends on investment securities. 2) Scope of financial expenses expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	10. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income are as follows: 1) Scope of financial revenues expressed as operating income (No change) 2) Scope of financial expenses expressed as operating expenses. (No change)

(Footnotes to Non-Consolidated Statement of Changes in Shareholders' Equity and Net Assets)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 853 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 89 shares

Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)

Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	Increase	Decrease	Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)
Common shares	8,048,402	690	148	8,048,944

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 690 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 148 shares

(Footnotes to Securities)

Fiscal Year Ended Mar. 2007 (as of March 31, 2007)

There were no securities with market value among subsidiaries and affiliates.

Fiscal Year Ended Mar. 2008 (as of March 31, 2008)

There were no securities with market value among subsidiaries and affiliates.

(Footnotes to Tax Effect Accounting)

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets:	
Credit losses for receivables and consumer loans	19,159
Allowance for credit losses	63,789
Accrued income	3,204
Provision for bonuses	1,194
Accrued severance indemnities for employees	333
Allowance for losses on interest repayments	94,970
Provision for accruals for debt guarantee	4,977
Allowance for business losses of subsidiaries	3,728
Loss on valuation of investments in subsidiaries	11,061
Allowance for indemnity losses	1,869
Other	619
Subtotal deferred tax assets	204,908
Valuation allowance	(145,385)
Total deferred tax assets	59,522
Deferred tax liabilities:	
Net unrealized loss on securities	3,846
Total deferred tax liabilities	3,846
Net deferred tax assets	55,676

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet

	(Millions of yen)
Current assets - Deferred tax assets	59,522
Fixed assets - Deferred tax assets	3,846

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Information on factors underlying significant differentials between the burden of the statutory tax rate and income taxes are not presented since the Company reported a loss before income taxes.

Fiscal Year Ended Mar. 2008 (Mar. 31, 2008)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets:	
Credit losses for receivables and consumer loans	16,557
Allowance for credit losses	55,884
Accrued income	2,648
Provision for bonuses	1,149
Accrued severance indemnities for employees	1,134
Allowance for losses on interest repayments	81,135
Provision for accruals for debt guarantee	5,660
Allowance for business losses of subsidiaries	3,728
Loss on valuation of investments in securities	1,403
Loss on valuation of investments in subsidiaries	13,896
Allowance for indemnity losses	2,722
Net operating loss carry forwards	9,710
Other	1,446
Subtotal deferred tax assets	197,079
Valuation allowance	(156,174)
Total deferred tax assets	40,904
Deferred tax liabilities:	
Net unrealized loss on securities	157
Total deferred tax liabilities	157
Net deferred tax assets	40,747

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet

	(Millions of yen)
Current assets - Deferred tax assets	40,904
Fixed assets - Deferred tax assets	157

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Statutory tax rate	40.7%
Items which will never be accounted in loss such as expense allowance	0.6%
Items which will never be accounted in income such as dividend income on investments	(0.1%)
Inhabitant tax per capita	0.8%
Valuation allowance	36.1%
Income tax for prior years	14.0%
Revision for the fiscal year under review after reclamation	(14.0%)
Other	0.9%
Effective tax rate	79.0%

(Per Share Data)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Net assets per share 2,841.19 yen Net loss per share 2,956.51 yen The figure of diluted net loss per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss per share for the fiscal year.	Net assets per share 2,775.92 yen Net income per share 49.55 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
Net loss on non-consolidated statement of income (374,940) million yen	Net income on non-consolidated statement of income 6,284 million yen
Net loss related to common stock (374,940) million yen	Net income related to common stock 6,284 million yen
Principal category of funds not available to shareholders of common stock — million yen	Principal category of funds not available to shareholders of common stock — million yen
Amount not attributable to common stock — million yen	Amount not attributable to common stock — million yen
Average number of common stock outstanding in fiscal year 126,818 thousand	Average number of common stock outstanding in fiscal year 126,817 thousand
Major adjustments to net income included in the calculation of diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net income per share — million yen
Adjustment to net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of diluted net income per share — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand
A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect Treasury stock held for stock option: 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting 160,800 shares decrease owing to loss of rights.	A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect ———

(Subsequent Events)

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Fiscal Year Ended Mar. 2008 (Apr. 1, 2007 – Mar. 31, 2008)
(Reorganization of financial subsidiaries in Japan) In the Board of Director's Meeting held on May 1, 2007, the Company has made resolution to make reorganization of two consolidated subsidiaries, QUOQLOAN, INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Money Lending Business Control and Regulation Law, and for efficiency of group business operations, both consolidated subsidiaries will stop new contracts. Large part of loans will be transferred to the Company and its consolidated subsidiary, PAL Servicer Co., Ltd, within September 2007. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches for both consolidated subsidiaries are planned to be closed. However, details of the scheme are currently under discussion, therefore the impact on results of operation for the fiscal year ended March 2008 is yet to be determined. (Foreign currency denominated bond issue) The Board of Directors on March 26, 2007, approved a resolution to issue the Company's first U.S. dollar denominated straight bonds. Details are as follows: (1) Type of bond: Unsecured straight bonds (2) Aggregate issue amount: 500 million U.S. dollars (3) Issue price: 99.846% (4) Coupon: 5.95% per annual (2.234% per annual on yen denominated payment base) (5) Payment date: June 13, 2007 (6) Redemption and maturity: 1. The bond will come due on June 13, 2012. 2. The Company has an accelerated redemption option under which it can recall the bonds at its discretion with a 30 to 60 day prior notice. In the case of a recall, the Company may recall all or a part of the outstanding bonds as of the recall date. (7) Use of funds: Working capital	―――

7. Other

Change of Directors

Any change of directors will be announced immediately, where possible.
We plan to announce any change in directors on May 21, 2008.

January 30, 2008

Promise Co., Ltd.

Change in Major Shareholders

There was a change in the shareholdings of a major shareholder of Promise Co., Ltd as of January 22, 2008. Details are as follows:

1. Reason for change in holdings of major shareholder

The under mentioned shareholder filed a notice of changes to its Large Shareholding Report with the Kanto Local Finance Bureau on January 29, 2008. The Company has confirmed the report.

2. Particulars of the shareholder to be excluded from major shareholders

1) Name: Tradewinds Global Investors, LLC

2) Head Office Address: 2049 Century Park East, 20th Floor, Los Angeles, California 90067, United States

3) Representative: Jane K. Crist

4) Principal Business: Investment Advisor

3. Shareholdings (voting rights) held by said shareholder and percentage of total voting rights

	Shareholdings (Voting Rights)	Percentage of Total Voting Rights Issued
Before the transfer (As of January 14, 2008)	13,682,182 shares (273,643 units)	10.79%
After the transfer	12,003,687 shares (240,073 units)	9.47%

Notes: 1. The aforementioned major shareholder is the beneficial owner of the Company's voting rights held through depository receipts. The aforementioned major shareholder held 254,553, or 10.04%, of the 273,643 voting rights issued before the transfer. After the transfer, the aforementioned major shareholder held 229,511, or 9.05%, of the 240,073 voting rights issued.

2. The voting rights held by the aforementioned major shareholder before the transfer

are calculated on the basis of the number of shares held (13,682,182 shares) as reported in the notice of changes to the Large Shareholding Report (including subsequent amendments) filed by the major shareholder on January 18, 2008.

3. Number of shares without voting rights to be excluded from outstanding shares: 8,074,065 shares
   Number of shares issued at September 30, 2007: 134,866,665 shares

4. Transfer date

January 22, 2008

5. Outlook

The above changes will have no effect on the Company, including its business results.

This news release has been translated from the original Japanese document released on January 30, 2008, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

April 25, 2008

Promise Co., Ltd.

Revised Earnings Forecast for the Fiscal Year Ended March 31, 2008

Promise has made the following revisions to its fiscal 2008 (April 1, 2007 - March 31, 2008) earnings forecast released on November 8, 2007 along with the announcement of the Company's interim financial results.

1. Revised Earnings Forecast for FY2008 (April 1, 2007 - March 31, 2008)

(Millions of yen)

Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on November 8, 2007)	392,100	29,000	30,200	17,200	135.62
Revised forecast(B)	391,200	62,900	64,300	15,900	125.38
Amount of revision (B - A)	(900)	33,900	34,100	(1,300)	(10.24)
Percentage change(%)	(0.2)	116.9	112.9	(7.6)	(7.6)
Result of the fiscal year ended March 31, 2007	368,915	(203,323)	(201,502)	(378,282)	(2,982.86)

(Millions of yen)

Non-Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on November 8, 2007)	277,000	15,600	17,400	7,200	56.77
Revised forecast(B)	275,200	43,900	43,100	6,200	48.89
Amount of revision (B - A)	(1,800)	28,300	25,700	(1,000)	(7.88)
Percentage change(%)	(0.6)	181.4	147.7	(13.9)	(13.9)
Result of the fiscal year ended March 31, 2007	299,910	(197,508)	(196,852)	(374,940)	(2,956.51)

2. Principal Reasons for Revision

1) Reason for revision of non-consolidated earnings forecast

Promise expects that its allowance for losses on interest repayments at the end of March 2008 will decrease 35.4 billion yen compared to the same period in the previous fiscal year due to a recalculation of this allowance based on recent trends in interest repayments and claims for these repayments. Promise's original plan was to make additions to this allowance equal to the entire amount of cash interest repayments. However, due to the decision to make additions for only part of these cash payments, Promise expects that interest repayment expenses for the fiscal year ended March 31, 2008, will be 35.2 billion yen less than the revised forecasts announced on November 8, 2008. Mainly because of this change, Promise estimates that total operating expenses will be 30.1 billion yen less than in the revised forecasts and that operating profit and recurring profit will be 28.3 billion yen and 25.7 billion yen higher, respectively.

As was already announced, net income will be impacted by payments of income taxes for prior years. In addition, Promise plans to record an extraordinary loss of 3.4 billion yen for the impairment of investments in securities and post deferred income taxes of 18.6 billion yen. Due mainly to these items, Promise believes that net income will be 1.0 billion yen less than the previous forecast.

2) Reason for revision of consolidated earnings forecast

In addition to the items affecting the non-consolidated forecasts, consolidated earnings will benefit from the strong performances of consolidated subsidiaries, which exceeded the revised forecasts for the fiscal year ended March 31, 2008. As a result, Promise expects that consolidated operating profit will be 33.9 billion yen higher than the previous forecast and recurring profit will be 34.1 billion yen higher.

In addition to the items affecting non-consolidated net income, Promise expects that consolidated net income will be impacted by a 4.8 billion yen allowance for expenses at subsidiary SANYO SHINPAN for planned branch office consolidations, IT equipment disposals and other actions associated with the integration of this company with Promise. Furthermore, Promise expects to post an extraordinary loss of 1.8 billion yen on sales of certain securities held by SANYO SHINPAN. Due to these items, Promise has lowered the consolidated net income forecast by 1.3 billion yen.

3) Dividend forecast

There is no change at this time to the dividend forecast due to the revisions to the fiscal year forecasts.

The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

This news release has been translated from the original Japanese document released on April 25, 2008, for reference only.

In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

END